EXHIBIT 99.1
AGRIUM INC.
ANNUAL INFORMATION FORM
Year Ended December 31, 2010
February 24, 2011

TABLE OF CONTENTS

Following is a table of contents of the Annual Information Form (“AIF”) referencing the applicable requirements of Form 51-102F2 of the Canadian Securities Administrators. Certain portions of this AIF are disclosed in Agrium Inc.’s Management’s Discussion & Analysis (“MD&A”) and Consolidated Financial Statements for the year ended December 31, 2010 and are incorporated herein by reference as noted below.

ITEM 2 – FORWARD-LOOKING INFORMATION

Certain statements and other information included or incorporated by reference in this AIF constitute “forward-looking information” and “forward-looking statements” (collectively herein referred to as “forward-looking statements”) within the meaning of applicable securities laws, including the “safe harbour” provisions of provincial securities legislation and the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would”, “could” and other similar expressions. Forward-looking statements in this document are intended to provide Agrium shareholders and potential investors with information regarding Agrium and its subsidiaries, including management’s assessment of Agrium’s and its subsidiaries’ future financial and operational plans and outlook. Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects and financial performance of Agrium and its subsidiaries, expectations or projections about the future, strategies and goals for growth and expansion, including any benefits expected to be received from our recent acquisitions, expected and future cash flows, costs, schedules, dividend payments, operating and financial results; and the expected impact of future commitments and contingent liabilities; our announced divestiture of the majority of the recently acquired Commodity Management business of AWB Limited (“AWB”) and the related release of working capital from AWB Harvest Finance Ltd., and synergies resulting from, and our integration plans relating to, our acquisition of AWB. Actual results or events may differ from those predicted in these forward-looking statements. All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: grain and nutrient benchmark prices in 2011 are expected to remain above historical levels; crop nutrient, crop protection and seed markets are expected to return to more normal volumes in 2011 compared to 2009 and 2010; high operating rates are expected for the majority of Agrium’s facilities in 2011, with the exception of routinely scheduled turnarounds at several plants; Agrium’s ability to successfully integrate and realize the anticipated benefits of its acquisitions, including the acquisition of AWB; Agrium’s ability to operate AWB’s business profitably, including our ability to operate AWB’s retail business and achieve margins closer to those Agrium currently obtains in its existing retail businesses; Agrium’s success in integrating its business systems and supply chain management processes following the acquisition of AWB; and Agrium’s ability to complete the divestiture of the majority of AWB’s Commodity Management business on the planned timeline. Factors that could cause actual results or events to differ materially from current expectations include, among others, weather conditions, crop prices, the future supply, demand and price level for Agrium’s major products, capital costs being significantly different than projected, including costs associated with major projects, future gas prices and gas availability in key markets, future operating rates and production costs at Agrium’s facilities, the exchange and tax rates for U.S., Canada, Argentina and Australia, any significant changes in government policy in key agriculture markets, including the application of price controls and tariffs on crop inputs and the availability of subsidies or changes in their amounts, global financial conditions and changes in credit markets, availability of equipment and labor, performance of other parties, political risks, including civil unrest, actions by armed groups or conflict, general economic, market and business conditions, government and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof. By its nature, forward-looking statements are subject to various risks and uncertainties, including those material risks discussed in this AIF under “Risk Factors”, which could cause Agrium’s actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by Agrium with Canadian securities regulators and with the United States Securities and Exchange Commission. Readers are cautioned to not place undue reliance on these forward-looking statements, which are given as of the date they are expressed in this AIF or in the document from which they are incorporated by reference, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. Agrium undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

ITEM 3 – CORPORATE STRUCTURE

In this AIF, unless the context otherwise indicates, “Agrium”, the “Company”, “we”, “our”, “us” and similar expressions refer collectively to Agrium Inc., its subsidiaries, and any partnership of which Agrium and its subsidiaries are the partners, and our significant equity investments and joint ventures, and the “Corporation” refers to the corporate entity, Agrium Inc. References to “dollars”, “$”, and “U.S. $” are to United States dollars and references to “AUD$” are to Australian dollars. Unless otherwise specifically herein provided, the information contained in this AIF is stated effective as at December 31, 2010.

3.1 NAME, ADDRESS AND INCORPORATION

Agrium Inc. was incorporated by Articles of Incorporation under the Canada Business Corporations Act on December 21, 1992. The Corporation’s head office, principal place of business, and registered office are located at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8.

3.2 INTERCORPORATE RELATIONSHIPS
(as at December 31, 2010)

Principal Subsidiaries & Associated Companies	Jurisdiction of Incorporation or Organization	Ownership
AGRIUM, a general partnership	Alberta	100%
Agrium U.S. Inc.	Colorado	100%
Crop Production Services, Inc.	Delaware	100%
Landmark Rural Holdings Limited	Western Australia	100%
Profertil S.A.	Argentina	50%

Agrium conducts business activities through three strategic Business Units:

•	Agrium’s Retail Business Unit, with net sales of $7.0-billion in 2010, operates in North and South America and Australia, providing crop inputs and services directly to farmers. On December 3, 2010, we completed the acquisition of AWB and commenced carrying on business in Australia. Agrium’s 2008 acquisition of a 100 percent interest in UAP Holding Corp. (“UAP”), one of the largest distributors of agricultural and non-crop products in North America, also significantly increased the number of Retail’s distribution centers.

•	Agrium’s Wholesale Business Unit, with net sales of $3.7-billion in 2010, operates in North and South America and produces, markets and distributes all major crop nutrients for agricultural and industrial customers both domestically and around the world. Agrium’s 2008 acquisition of a 70 percent interest in Common Market Fertilizers S.A. (“CMF”) and subsequent purchase in July 2010 of the remaining 30 percent interest in CMF (subsequently renamed Agrium Europe S.A. (“Agrium Europe”)) expanded Wholesale’s distribution capability internationally.

•	Agrium’s Advanced Technologies Business Unit (“AAT”), with net sales of $390-million in 2010, produces and markets technologically advanced fertilizers and micronutrients for sale to the broad-based agriculture, specialty agriculture, professional turf and ornamental markets worldwide.

ITEM 4 – GENERAL DEVELOPMENT OF THE BUSINESS

4.1 THREE YEAR HISTORY

2008

With the acquisition of UAP in 2008, which nearly doubled the size and reach of Agrium’s Retail network, Agrium became the largest agricultural retailer in the U.S. In 2008, Retail net sales and gross profits achieved record levels of $5.5-billion and $1.4-billion, respectively, primarily as a result of the UAP acquisition. Results of operations of UAP from the date of acquisition are reflected in the Retail business unit. Retail operations were also aided by strong global crop commodity prices combined with rapidly increasing crop nutrient and crop protection prices through the first three quarters of the year.

Wholesale net sales and gross profits achieved record levels of $4.7-billion and $1.8-billion, respectively, for 2008. Strong market fundamentals and pricing for the first three quarters of the year, in conjunction with solid operational performance for the full year, were key drivers contributing to the results. Profertil and the Argentine Government reached an agreement on short-term support measures to restrict prices of urea to a $410/tonne cap on product sold in Argentina. This decision had no material impact on Agrium’s 2008 financial results. In addition, production interruptions and a major turnaround at Profertil resulted in reduced production volumes.

AAT’s net sales and gross profit had shown significant increases for 2008. This was due to a combination of strong sales and increased margin for ESN® (Environmentally Smart Nitrogen (“ESN”)), as well as the inclusion of a full year of results from both the acquisition of the micronutrients business from Agrium’s Wholesale operating business unit in the fourth quarter of 2007, as well as the 19.6 percent equity position in Hanfeng Evergreen Inc., a Chinese specialty fertilizer company, completed in April of 2007.

Acquisitions & Investments

On May 5, 2008, Agrium acquired UAP, a distributor of a full range of crop protection products, nutrients, seed and services to growers across North America.

On July 8, 2008, Agrium acquired a 70 percent interest in CMF (subsequently renamed Agrium Europe). With its head office in Brussels, Belgium, Agrium Europe operates through subsidiaries in France, Germany, Belgium, the UK, Italy and Bulgaria, and it also markets products in Spain, the Netherlands, Ireland, Greece, Denmark and South America. This acquisition expanded Wholesale’s distribution capability internationally.

Incremental Expansion

Productivity improvements at the ESN (SmartNitrogen) plant in Carseland, Alberta increased the production capabilities at this facility from 150,000 to 200,000 tonnes. The Courtright, Ontario location underwent a plant optimization project at the sulphur coated urea plant. The plant was shut down for a substantial portion of 2008 to complete the project. Subsequent to the plant shutdown the facility is able to produce sulphur coated urea, XCU®, and TriKote®, plus two lightly coated Polyon products.

Agrium previously carried out its activities in Egypt through its 60 percent interest in a subsidiary known as EAgrium, which had begun construction of a nitrogen facility in Egypt. During the second quarter of 2008, the Egyptian government halted construction of the facility. In the third quarter of 2008, Agrium entered into an agreement with Egyptian MISR Fertilizer Production Company, S.A.E. (“MOPCO”), whereby MOPCO would acquire EAgrium and all related contractual obligations through a share exchange. Agrium completed the share exchange on January 26, 2009, which resulted in Agrium owning 26 percent of MOPCO. Equity advances from our project venture partners of $171-million were received in 2008 and were a source of cash in Agrium’s consolidated statement of cash flows.

2009

Retail net sales and gross profit in 2009 of $6.2-billion and $1.2-billion, respectively, reflect a full year of results from the UAP acquisition. Lower crop commodity prices in 2009 and general uncertainty in the U.S. economy resulted in decreased crop input applications and overall demand. Additionally, high volatility in prices during 2009 contributed to lower realized margins for crop nutrients.

Wholesale’s net sales and gross profits in 2009 of $3.0-billion and $642-million, respectively, were significantly lower than the record levels achieved in 2008. Weaker market fundamentals, a late spring season and a delayed fall harvest had a significant impact on 2009 results. Solid operational performance and a significant reduction in input costs for our nitrogen and phosphate businesses were more than offset by a significant decrease in realized selling prices for our nitrogen and phosphate products. Uncertainty over potash pricing resulted in cautious buying patterns from retailers and distributors across North America and globally. As a result, potash sales volumes were less than half of the volumes realized in 2008. In addition, our potash cost of product sold was negatively impacted by significantly lower operating rates at our Vanscoy potash facility resulting in fixed costs being applied over a lower number of sales tonnes. Our purchase-for-resale sales volumes increased by 50 percent compared to 2008 due primarily to the inclusion of full year operating results in our European distribution business, however, operating results were negatively impacted due to dropping commodity prices.

AAT’s net sales and gross profit in 2009 of $304-million and $54-million, respectively, were lower than the comparative period in 2008. A weaker American economy resulting in fewer U.S. housing starts and reduced product purchases by golf courses in 2009 affected Advanced Technologies turf and ornamental results. Although ESN sales were up in relation to 2008, net sales and related margins were impacted by lower average realized prices for ESN and other controlled-release products due primarily to the overall decline in the price of urea. Additionally, the decrease in net sales was partially offset by the transfer of Retail’s Professional Products East business and its thirty two retail locations to Advanced Technologies in August 2009.

Acquisitions & Investments

In November 2009, Retail further expanded its operations in Texas and New Mexico with the acquisition of 24 retail outlets from Agriliance. Additionally in 2009, Retail expanded their presence in Western Canada by acquiring 23 farm centers in Alberta and Saskatchewan. Retail continued to diversify its location base by expanding into new and existing geographies.

Incremental Expansion

Through a share exchange with MOPCO completed on January 26, 2009, we no longer control our Egyptian operations and we account for our investment in MOPCO in the Wholesale business unit using the equity method. Equity earnings from our MOPCO Egyptian investment were $20-million in 2009.

In May of 2009, Agrium announced that it would proceed with construction of a new facility for production of polymer-coated nitrogen product, ESN at New Madrid, Missouri. The coating facility would have an annual production capacity of 110,000 tonnes, and has been designed such that capacity could be doubled in the future. The incremental capacity will bring Agrium’s total ESN® production capacity to 328,000 tonnes at three separate locations. Construction of the plant was completed in February 2010 and it is now operational.

In November 2009 we filed a base shelf prospectus (the “Base Shelf Prospectus”) with the Canadian securities regulatory authorities in each of the provinces of Canada and a Shelf Registration Statement with the Securities and Exchange Commission, which will provide us the ability to offer from time to time over a 25-month period until December 2011 in Canada and the U.S., up to $1-billion of debt, equity and other securities. We issued $1.4-billion in equity securities in 2007 and $500-million in debt securities in 2008 under a previous Shelf Prospectus.

2010

During 2010, Retail expanded operations outside its primary United States presence with the acquisitions of farm centers in Canada and Argentina. Additionally, as of December 3, 2010, the acquisition of AWB, and its Landmark Rural Services Retail division, expanded Retail’s presence outside of the Americas. Retail net sales and gross profit in 2010 reached record levels of $7.0-billion and $1.6-billion, respectively, primarily as a result of higher crop nutrient sales volumes and margins, as well as continued expansion. Higher commodity prices in 2010, especially in the last half of the year, as well as an early harvest and favorable weather conditions in most areas drove higher crop nutrient volumes. Also, crop nutrient application rates increased to a more normal level in 2010 as growers compensated for lower than optimal application rates in the fall of 2009 and 2008. Fertilizer margins in 2010 also returned to a more normal level in comparison to the volatility experienced in fertilizer pricing in 2009 and 2008.

Wholesale’s net sales and gross profits in 2010 were $3.7-billion and $1.0-billion, respectively. The improvement in earnings this year was due to strong market conditions as evidenced by the strengthening of crop prices, an increase in the demand for nutrients, particularly for potash, and overall higher nutrient prices in the second half of the year. A significant driver of Agrium’s overall increase in gross profit in 2010 was the increase in potash sales volumes. Retailers and distributors of potash returned to the market in 2010 due to stabilized potash pricing, resulting in a significant increase in sales volumes when compared to 2009. Demand for nitrogen products was strong throughout

2010, particularly the second half of 2010. As a result, nitrogen pricing rose significantly in the second half of the year. Favorable nitrogen pricing was offset by increased cost of product sold due to higher gas input costs and incremental costs related to extended production outages at Profertil. These outages were due to government imposed gas interruptions and a planned turnaround in the second half of the year. As a result of strong market demand, phosphate pricing was also strong in the latter half of 2010. Our purchase for resale business gross profit increased in 2010 as compared to 2009 due to strengthening sales prices, particularly in the second half of the year and favorable timing of inventory purchases resulting in a lower cost of product sold.

AAT’s net sales and gross profit of $390-million and $85-million, respectively, were higher than the comparative period in 2009. The increase was primarily due to the full-year contribution inclusion of the professional turf and ornamental distribution operations that were transferred from Agrium’s Retail business unit to AAT in August 2009. This transfer included Retail’s Professional Products East business and its 32 retail locations, providing a direct retail channel in the turf and ornamental market for AAT. Results in the non-agricultural segment continued to be impacted by the low housing starts and depressed economic conditions in the U.S. which impacted sales to the golf courses as well as home and garden markets. AAT’s net sales and gross profit were also positively impacted by an increase in ESN sales volumes in 2010, which increased 37 percent from 2009 levels.

In connection with acquisition of AWB, we also acquired AWB’s Commodity Management business. On December 15, 2010, Agrium announced that Cargill, Incorporated (“Cargill”) agreed to acquire a majority of the Commodity Management business. As a result, the Commodity Management business was classified as discontinued operations. For discussion on AWB and the pending sale of a majority of the Commodity Management business, see section “Significant Acquisitions” below. Net loss from discontinued operations was $17-million for 2010 and nil for both 2009 and 2008.

Acquisitions & Investments
During 2010, Retail expanded its operations in both North and South America, by acquiring 19 retail locations in Kentucky, Indiana and Tennessee from Miles Farm Supply, LLC and 24 farm centers and a formulation facility in Argentina from Du Pont Argentina S.R.L. Additionally, Retail acquired 9 locations from Parkland Agri Services Corp and an additional 21 locations from Mid-Sask Ag Services Ltd. in Alberta and Saskatchewan, Canada. In 2010, Retail also completed a number of smaller acquisitions to expand its footprint in existing market areas by adding 19 farm centers in the U.S. and Canada.

On March 11, 2010, Agrium announced that it would no longer pursue an acquisition of CF Industries Holdings, Inc. (“CF”) and allowed its offer for CF to expire on March 22, 2010. Subsequently, Agrium sold its investment in CF, consisting of 1.2 million common shares. Following termination of the CF offer, the conditional sale of 50 percent of the Carseland nitrogen facility to Terra Industries Inc. was also terminated.

On July 1, 2010, Agrium acquired the remaining 30 percent interest in CMF for cash consideration of $11-million and subsequently renamed it Agrium Europe S.A. Agrium now owns 100 percent of Agrium Europe.

In November 2010, we filed an amendment to our Base Shelf Prospectus with the Canadian securities regulatory authorities in each of the provinces of Canada and a related Shelf Registration Statement with the Securities and Exchange Commission, which increased the amount of securities that we may issue under the Base Shelf Prospectus until December 2011 in Canada and the U.S., to $2.0-billion. We issued $500-million in debt securities in December 2010, leaving $1.5-billion of securities available for issuance under the Base Shelf Prospectus.

Incremental Expansion
Retail has now expanded into Australia with the addition of the Landmark business from the AWB acquisition. See “Significant Acquisitions” below.

We continued to move forward with a significant brownfield expansion at our existing Vanscoy potash mine. This would expand our production capacity by 37 percent or an additional 750,000 tonnes, subject to final project approval from our Board of Directors which is expected to occur in late 2011.

The Egyptian-based expansion project in which Agrium has a 26 percent equity interest, is on schedule for completion by mid-2012. Equity earnings from our MOPCO Egyptian investment were $17-million in 2010.

4.2 SIGNIFICANT ACQUISITIONS

On December 3, 2010, we completed our acquisition of all of the outstanding shares of AWB, for total cash consideration of approximately AUD$1.236-billion (approximately $1.208-billion), following which AWB became a wholly-owned subsidiary of Agrium. We financed the acquisition of AWB using cash on hand and borrowings under our credit facilities.

AWB is one of Australia’s leading agribusinesses. AWB currently operates two core business divisions – Rural Services (known as Landmark) and Commodity Management. Through these divisions, AWB provides services across the agriculture sector, leveraging its established network of contacts with rural communities in Australia and relationships with key suppliers and customers around the world.

Landmark is a leading agricultural retailer in Australia, with over 300 company operated retail and franchise locations and investments in various related joint venture companies. Landmark also offers a wide range of agribusiness products and services to customers including merchandising, farm services, wool marketing, livestock sales, real estate agency, insurance and financial services. Landmark is one of Australia’s largest distributors of fertilizer and crop chemicals and brings national buying power and sourcing capabilities directly to local communities across a range of other products including water equipment, animal health and management products, seed, general merchandise and fencing. Landmark also provides a range of agronomic, animal nutrition and whole farm planning advisory services, aimed at increasing the productivity, profitability and sustainability of farming enterprises. Other services provided by Landmark include a range of financial services through partnerships, including working capital loans and insurance products for on farm, business and personal needs. Landmark also provides livestock and wool marketing services, connecting buyers and sellers to global markets.

On December 15, 2010, AWB entered into a definitive agreement with Cargill, pursuant to which Cargill agreed to acquire from AWB the majority of the International-based Commodity Management business and the majority of the Australian-based Commodity Management business. Cargill is an international producer and marketer of food, agricultural, financial and industrial products and services. The purchase price to be paid by Cargill for the acquired businesses will be the net asset value of the acquired businesses as at the completion date of the transaction plus a premium. The purchase consideration will be payable in cash and by the assumption by Cargill of AWB’s consolidated indebtedness related to the acquired businesses. We anticipate that the sale to Cargill will be completed in the first half of 2011. Completion of the disposition to Cargill is subject to customary closing and other conditions, including the receipt of certain required regulatory approvals.

If the transaction had occurred and the purchase price had been determined on the basis of the net asset value of the acquired businesses as at September 30, 2010, we estimate that the aggregate of the net proceeds from the sale of the acquired businesses to Cargill, together with the release of working capital from AWB Harvest Finance Ltd., a finance company that supports the Australian-based Commodity Management business, would have been approximately AUD$870-million.

We are continuing to evaluate the disposition of certain other businesses that form part of the AWB Commodity Management business that is not being acquired by Cargill. We estimate the value of these additional businesses to be approximately AUD$55-million which, combined with the estimated net proceeds from the sale of the acquired businesses to Cargill and the release of working capital from AWB Harvest Finance Ltd., represents a total estimated value of AUD$925-million. Of this total, approximately AUD$240-million would represent indebtedness assumed by Cargill related to the acquired businesses.

No assurance can be given that any or all of the sale of the Commodity Management businesses to Cargill will be completed or, if completed, will be on the terms or for the consideration set forth above. No assurance can be given with respect to the amount or timing of the release of working capital from AWB Harvest Finance Ltd. The sale proceeds will be based on the net asset value at the completion of the transactions and, accordingly, the proceeds received by AWB may be less than we estimated based on the net asset values of the businesses as at September 30, 2010.

On December 15, 2010, we filed a business acquisition report in connection with our acquisition of AWB, which is available under the Corporation’s profile on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

ITEM 5 – DESCRIPTION OF THE BUSINESS

5.1 BUSINESS OF AGRIUM

Agrium is a retailer of agricultural products and services in the U.S., Canada, Argentina, Chile, Uruguay and Australia and a global producer and wholesale marketer of nutrients for agricultural and industrial markets. For the fiscal year ended December 31, 2010, Agrium reported its business through three business units and a fourth non-operating business unit for Corporate and inter-company eliminations. The three operating business units are Retail, Wholesale, and Advanced Technologies.

a)	SUMMARY

i)	Products, Services and Markets

For additional information regarding the products, services and markets of Agrium’s business, see the discussion under the headings “Strategic Business Unit: Retail” on pages 12 to 19; “Strategic Business Unit: Wholesale” on pages 20 to 32; and “Strategic Business Unit: Advanced Technologies” on pages 33 to 36 of Agrium’s 2010 MD&A, which is incorporated herein by reference and available on the Corporation’s website at www.agrium.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

Retail

Agrium’s Retail business unit markets crop nutrients, crop protection products, seeds, custom application and other agronomic services to customers through 1,192 outlets in the U.S., Canada, Australia (including franchise outlets), Argentina, Chile and Uruguay. Nearly 94 percent of Agrium’s Retail revenues in 2010 were based in North America. The Retail business unit’s market is primarily retail sales directly to farm customers, but also includes significant wholesale activity of crop protection products to other retail operations.

Crop nutrients accounted for approximately 43 percent of Retail’s total net sales in 2010. Crop nutrients are generally mixed in a custom blend to suit the particular nutrient requirements for each grower’s field based on soil fertility tests or plant tissue sampling. Agrium offers custom crop nutrient application services and employs a large fleet of application and nurse equipment to custom-apply these nutrients at the prescribed rates. Many of the Company’s crop nutrient application rigs are also capable of precision application using global positioning system (“GPS”) technology which allows nutrient application rates to be adjusted when required based on GPS grid soil sample test results.

Agrium’s retail crop protection business was approximately 39 percent of Retail’s total net sales in 2010. Glyphosate represented approximately 12 percent of Agrium’s Retail crop protection revenues in 2010 and is increasingly combined with other crop protection products such as fungicides to maximize effectiveness. Similar to crop nutrient application, Agrium employs a large fleet of crop protection application equipment. By its nature, Retail’s crop protection business operates within a framework of government regulation and oversight.

In connection with the growth of genetically modified seed and average yields for growers, Agrium’s Retail business unit has significantly grown its seed business with an average annual net sales growth rate of 66 percent over the last three years. With the 2008 acquisition of UAP, Retail now offers its Dyna-Gro branded seed throughout most of its U.S. sales regions. In addition to Dyna-Gro seed, Retail markets branded seed from large global seed companies with proven genetics tailored to regional growing conditions.

As a result of the acquisition of Landmark Rural Services in Australia, in addition to crop nutrient, crop protection and seed, Retail also offers a wide variety of livestock-related merchandise, including fencing, animal identification merchandise and various animal health products and services in Australia.

Agrium’s Retail business unit offers several agronomic services in addition to the custom application services and soil and petiole testing previously mentioned. The Company owns and operates a laboratory in California where soil and petiole tests are performed. In the Western U.S., the Company uses a system of weather tracking stations to monitor crop disease conditions and irrigation requirements in high-value crops. Retail has a large group of qualified crop advisors throughout the organization who continually monitor customers’ crops to maximize yields with cost-efficient fertility and pest control recommendations. In Australia, Retail offers various other services including wool sales and marketing, livestock auction services, insurance and real estate agency.

Wholesale

Agrium’s Wholesale business unit manufactures, purchases, and markets a full range of nutrients including nitrogen-based, potash and phosphate-based crop nutrient products.

Wholesale owns and operates five major North American nitrogen facilities, four located in Alberta, Canada and one in Borger, Texas, U.S. The majority of the nitrogen produced in Alberta is sold in Western Canada and the North Western and Northern Plains regions of the U.S. Nitrogen products from Borger are sold in the Texas Panhandle area and ammonia is sold by pipeline from Texas to the Western Cornbelt. Wholesale has a 50 percent joint venture ownership in a major nitrogen facility located in Bahia Blanca, Argentina (Profertil). Product from Profertil is sold within Argentina and to other South American destinations. The Company also owns and operates a number of facilities that upgrade ammonia and urea to other products such as urea ammonium nitrate (“UAN”) solutions and nitric acid. Total capacity of these nitrogen plants is more than five million product tonnes (includes our share of Profertil’s production). In addition, Agrium acquired a 26 percent interest in an export orientated urea facility located in Egypt in early 2009 (see discussion on pages 6 and 7 of this AIF).

Wholesale owns and operates a potash mine and production facility at Vanscoy, Saskatchewan, Canada. Capacity of this plant is over two million product tonnes, increasing to 2.8 million product tonnes upon completion of our brownfield expansion. The new capacity is expected to be available by 2017. Approximately 40 percent of Vanscoy’s potash production is sold internationally.

The Company’s Redwater, Alberta facility produces sulphur and phosphate-based fertilizers. Phosphate rock is supplied by Agrium’s phosphate rock mine located at Kapuskasing, Ontario, Canada. A second phosphate-based fertilizer production facility and phosphate rock mine are located at Conda, Idaho, U.S. Total capacity of these plants is approximately 1.1 million product tonnes. Products produced at these plants are primarily marketed within North America.

In addition to the above production plants, Wholesale operates several fertilizer granulation and blending plants in the U.S.

Wholesale has an extensive storage and wholesale distribution network serving Western Canada and the Pacific Northwest, California, Midwest Corn Belt, Great Plains, and Southeast regions of the U.S. In addition, Wholesale has an international distribution capability via its 100 percent interest in Agrium Europe.

Advanced Technologies

Agrium’s Advanced Technologies business unit is comprised of crop nutrient technologies and professional products, including controlled-release crop nutrient and professional products. Advanced Technologies utilizes urea produced at the Company’s Wholesale Carseland facility in their production of ESN® and Duration®.

Crop nutrient technologies include the manufacturing and marketing of controlled-release crop nutrients and micronutrients that are sold to the crop nutrient industry worldwide. Agrium’s Advanced Technologies business unit has numerous arrangements with distributors in North America. Controlled-release and micronutrient technology products are produced in five production facilities located in the U.S. at Sylacauga, Alabama; Reese, Michigan and New Madrid, Missouri; and in Canada at Courtright, Ontario and Carseland, Alberta. Advanced Technologies completed construction of a new controlled-release nutrient production facility at New Madrid, Missouri in 2010.

Professional products include the sale of controlled-release nutrients and pest control products, primarily in North America, to the professional turf market (golf courses and lawn care companies), horticultural market (greenhouse, nursery, specialty agriculture), and the structural pest control industry (residential and commercial structures). Professional products are marketed through a network of distributors through a direct to market approach. Professional products are purchased from suppliers or produced in four production facilities located in the U.S. at Sylacauga, Alabama; and in Canada at Brighton, Ontario and Putnam, Ontario, and Courtright, Ontario.

Advanced Technologies launched Direct Solutions, a new direct-to-market sales division in September, 2010 as a result of the transfer of the Professional Turf and Ornamental business from Retail. The Direct Solutions division has over 100 industry professional field representatives across North America and is intended as a one-stop supplier of products directly to the turf and ornamental markets (e.g., golf, lawn & landscape, turf, nursery and greenhouse markets).

ii)	Transportation, Storage and Distribution

A significant portion of delivered costs of crop nutrient products to certain customers is attributable to transportation. Agrium has entered into various rail, pipeline and other transportation agreements to provide reliable and competitive transportation services. Agrium leases over 4,000 railcars including both tank and hopper cars to transport fertilizer products. This fleet is supplemented by railroad-supplied cars as needed to meet peak-season transportation requirements. Agrium owns atmospheric and pressurized anhydrous ammonia storage, dry product, and liquid product facilities at locations in Western Canada and throughout the U.S. Agrium Wholesale has a network of over 100 distribution warehouses. In Europe, Agrium Europe owns and leases over 300,000 tonnes of dry and liquid storage at both port and inland sites. These locations, when combined with storage capability at the production facilities and leased warehousing, provide a network of field and production site storage capacity sufficient to meet customer requirements.

iii)	Selected Financial Information

Net sales classified by business unit and by product category for the Corporation’s three most recently completed financial years are provided in Note 28 to Agrium’s 2010 Consolidated Financial Statements, which are incorporated herein by reference and available on the Corporation’s website at www.agrium.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

b)	PRODUCTION METHODS

Production methods for Agrium’s manufactured products are as follows:

Nitrogen-based fertilizers

Ammonia:

Ammonia is produced by taking nitrogen from the air and reacting it with a hydrogen source, usually natural gas reformed with steam, to produce ammonia.

Urea & UAN:

Ammonia is the feedstock for the production of upgraded nitrogen products, including urea, and urea ammonium nitrate. Urea is produced by combining ammonia with carbon dioxide and forming liquid urea, which can be further processed into a solid, granular form. Urea ammonia nitrate is a liquid fertilizer and is produced by combining liquid urea, liquid ammonium nitrate and water.

Potash

The Company produces potash using conventional mining methods from one kilometer deep ore bodies. The mined ore is a mixture of potash, salt and clay. Removing the clay and salt through a milling process produces saleable potash.

Phosphate

The principal raw materials used in the production of phosphate fertilizers are phosphate ore, ammonia and sulphur (or sulphuric acid). The Company extracts phosphate ore using surface mining techniques. The ore is mixed with recycled water to form slurry and then screened to remove coarse materials, washed to remove clay and floated to remove sand to produce phosphate rock. The phosphate rock is then reacted with sulphuric acid to produce phosphoric acid. The majority of the sulphuric acid used is produced from burning sulphur and reacting it with water. The phosphoric acid is then reacted with ammonia to form a granular product or concentrated to form liquid product.

Sulphate

Ammonium sulphate is produced by reacting ammonia and sulphuric acid and then granulated to form a solid granular product.

Fertilizer Technologies and Professional Products

The Company uses three production methods: (a) coating methods, where various fertilizer substrates are encapsulated to provide a desired release profile; (b) reacted slow release production, where urea is combined with other nitrogen elements to produce a slow release profile; and (c) packaging and blending of fertilizers.

c)	COMPETITIVE POSITION

The market for Agrium’s nutrients and crop production inputs is highly competitive. The Company’s competitors include other large integrated fertilizer producers, cooperatives, divisions of agribusiness companies, regional distributors and independent dealers.

Agrium Wholesale owns 14 production facilities across the nitrogen, potash and phosphate spectrum; 3 mines; and an extensive distribution and storage network throughout North America. Agrium Retail operates 881 retail centers, 36 terminals, 5 plants and 18 distribution centers in North and South America. Agrium is a major distributor of crop nutrients, crop protection products and seed in a highly competitive industry, particularly with respect to price and service. The principal competitors in the distribution of crop production inputs include agricultural co-operatives, national fertilizer producers and distributors, and independent distributors and brokers.

Nitrogen-based fertilizer is a global commodity, and customers, including end-users, dealers and other fertilizer producers and distributors, base their purchasing decisions principally on the delivered price and availability of the product. The relative cost of, and availability of transportation for, raw materials and finished products to manufacturing facilities are also important competitive factors. The Company competes with a number of producers in North America and other countries, including state-owned and government-subsidized entities.

Competition in the phosphate and potash fertilizers market is based largely on price, reliability and deliverability. The relative cost and availability of phosphate and potash ore, and the efficiency of production facilities, are also important competitive factors. Domestic competition for phosphate and potash comes mainly from a small number of large producers. In addition, the production and trade of phosphate and potash have become increasingly global and a number of foreign competitors produce phosphate and potash primarily for the export market.

Advanced Technologies develops, markets and distributes controlled-release nutrients and plant protection products serving the agriculture, specialty agriculture, turf, horticulture and consumer lawn and garden markets. Competitors in the professional turf industry are numerous whereas competition in the pest control industry is more concentrated.

d)	NEW PRODUCTS

In 2008, Advanced Technologies launched XCUtm into the marketplace. The transition to XCUtm, a higher quality polymer and sulfur coated product, was due to market movement, ability to use more advanced technologies, rationalizing the product line, and providing value add. Advanced Technologies has achieved geographic diversity as production capabilities for XCUtm are in Sylacauga, Alabama and Courtright, Ontario enabling Advanced Technologies to serve our customer base more effectively.

e)	SOURCES OF RAW MATERIALS

A discussion of the Company’s sources of primary raw materials used in the manufacture of nitrogen-based fertilizers, potash and phosphate-based fertilizers is under the headings “Nitrogen [N] products”, “Potash [K] products”, “Phosphate [P] products”, and “Other wholesale products”, on pages 24 to 26, 27 to 28, 29 to 30, and 30 to 31, respectively, of Agrium’s 2010 MD&A, which is incorporated herein by reference and available on the Corporation’s website at www.agrium.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

f)	INTANGIBLE PROPERTIES

Agrium has registered and pending trademarks in Canada, the U.S. and other countries where its products are sold. The following table summarizes its main trademarks:

Trademark	Countries
A® DESIGN	Argentina, Canada, United States
AGRITE®	Australia
AGRIUM®	Argentina, Australia, Belize, Brazil, Bulgaria, Canada, Chile, China P.R., Columbia, Costa Rica, Czech, El Salvador, France, Great Britain, Greece, Guatemala, Honduras, Hungary, Indonesia, Ireland, Latvia, Lithuania, Mexico, New Zealand, Panama, Philippines, Peru, Portugal, Singapore, Slovak, Slovenia, Romania, Thailand, Turkey, United States, Venezuela, Vietnam
AGRIUMtm	Bolivia, Estonia, European Community (CTM), India, Italy, Kenya, Malaysia, Nicaragua, Nigeria, Pakistan, Portugal
AGRIUM® and DESIGN	Argentina, Australia, Belize, Brazil, Bulgaria, Canada, Chile, China P.R., Columbia, Costa Rica, Czech, El Salvador, France, Great Britain, Greece, Guatemala, Honduras, Hungary, Indonesia, Ireland, Latvia, Lithuania, Mexico, New Zealand, Panama, Philippines, Peru, Portugal, Singapore, Slovak, Slovenia, Romania, Thailand, Turkey, United States, Venezuela, Vietnam
AGRIUMtm and DESIGN	Bolivia, Estonia, European Community (CTM), India, Italy, Kenya, Malaysia, Nicaragua, Nigeria, Pakistan, Portugal
AGRIUM ADVANCED TECHNOLOGIES®	Argentina, Australia, Benelux, Canada, Costa Rica, Chile, France, Germany, Great Britain, Ireland, Italy, Japan, Korea, Malaysia, Mexico, New Zealand, Singapore, Taiwan, Thailand, United States
AGRIUM ADVANCED TECHNOLOGIEStm	Brazil, China P.R., Philippines
AGRIUM ADVANCED TECHNOLOGIES® and DESIGN	Argentina, Australia, Benelux, Canada, Costa Rica, Chile, France, Germany, Great Britain, Ireland, Italy, Japan, Korea, Malaysia, Mexico, New Zealand, Singapore, Taiwan, Thailand, United States
AGRIUM ADVANCED TECHNOLOGIEStm and DESIGN	Brazil, China P.R., Philippines

Trademark	Countries
AGRIUM WHERE THE FUTURE IS GROWING and DESIGNtm	Canada, United States, Australia, New Zealand
AMP®	Canada, United States
AMP DESIGN®	Canada, United States
AWB SEEDS®	Australia
BLACK LABEL®	Canada, United States
BOLL BUSTER®	United States
CHOICE WEATHER MASTER®	United States, Brazil, Chile, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Peru, South Africa
CROP PRODUCTION SERVICES AND DESIGNtm	United States, Canada
DURATION CR®	Canada, China P.R., European Community (CTM), Japan, Malaysia, United States
DURATION CRtm	Brazil, India, Indonesia, Italy, Israel, Philippines, South Korea, Vietnam,
DURATION CR® and DESIGN	Argentina, Australia, Benelux, Canada, Chile, China P.R., European Community (CTM), Germany, Great Britain, Japan, Malaysia, Mexico, Philippines, Taiwan, South Korea, Thailand, United States
DURATION CRtm and DESIGN	Brazil, India, Indonesia, Israel, South Korea, Vietnam
DURATION®	Argentina, Australia, Chile, Benelux, Canada, European Community (CTM), Germany, Japan, Malaysia, New Zealand, South Korea, Taiwan, Thailand, United States
DURATIONtm	Brazil, China P.R., India, Indonesia, Israel, Mexico, Vietnam
ESN and DESIGN®	Argentina, Australia, Canada, Chile, China P.R., European Community (CTM), Iceland, Japan, Liechtenstein, Malaysia, Mexico, Monaco, New Zealand, Norway, Switzerland, United States,
ESN and DESIGNtm	Brazil, Croatia, India, Indonesia, Israel, Philippines, San Marino, Korea, Turkey, Vietnam
ESN®	Australia, Argentina, Canada, Chile, China P.R., European Community (CTM), Iceland, Japan, Liechtenstein, Malaysia, Mexico, Monaco, New Zealand, Switzerland, United States
ESNtm	Brazil, Croatia, India, Indonesia, Israel, Macedonia, Norway, Philippines, San Marino, Korea, Turkey, Vietnam
FERTIMAX®	Australia
GENFARM®	Australia
GROWING TOGETHER and DESIGNtm	Australia, Canada, New Zealand, United States
HERBIMAX®	United States
HELIOS®	United States
INTENSITY ONEtm	United States

Trademark	Countries
LANDMARK®	Australia
LI 700®	United States, Argentina, Australia, Benelux, Bolivia, Brazil, Columbia, Canada, Costa Rica, Denmark, Dominican Republic, Ecuador, El Salvador, European Community (CTM), France, Guatemala, Ireland, Israel, Mexico, New Zealand, Nicaragua, Norway, Panama, Paraguay, Peru, Poland, South Africa, Spain, Switzerland, Taiwan, United Arab Emirates, Uruguay
LOVELAND PRODUCTS and DESIGN®	United States
MAKAZE®	United States
MAKAZEtm	Canada
N-PACT®	Canada, United States
NITROFORM®	Australia, Benelux, Canada, Denmark, Finland, France, Greece, Ireland, Japan, Malaysia, New Zealand, Norway, South Africa, Sweden, Switzerland, Thailand, United States
NITROFORMtm	China P.R., Italy, South Korea
NU-GRO®	Canada, China P.R., Hong Kong, Japan
NU-GROtm	European Community (CTM), Malaysia, Philippines, South Korea
NU-SPEC®	Canada, Japan, United States
NU-SPECtm	South Korea
NUTRALENE®	Australia, Canada, Denmark, Finland, France, Germany, Great Britain, Greece, Japan, Malaysia, New Zealand, Norway, Sweden, Thailand, United States
NUTRALENEtm	China P.R., South Korea
POLYON®	Australia, Canada, Chile, China P.R., European Community (CTM), Japan, Mexico, Great Britain, Korea, Singapore, United States
POLYONtm	Argentina, Brazil, Honduras, Malaysia, New Zealand, Vietnam
POLYON and DESIGN®	Canada, United States
POLYON and DESIGNtm	Argentina, Brazil, Chile, European Community (CTM), Honduras, Indonesia, Malaysia, Vietnam
POLYON INSIDE and DESIGN®	Australia, China P.R., European Community (CTM), Great Britain, Hong Kong, Japan, Mexico, Singapore, South Korea, United States
POLYON INSIDE and DESIGNtm	Canada, Chile, New Zealand
POLYON NPK®	United States
POLYON NPKtm	Argentina, Brazil, Chile, European Community (CTM), Vietnam
PRECISE®	Chile, United States
PRECISEtm	Argentina, Brazil, China P.R., European Community (CTM), India, Indonesia, Israel, Japan, Malaysia, Philippines, South Korea, Vietnam
PRECISE and DESIGN®	United States

Trademark	Countries
PRECISE and DESIGNtm	Argentina, Brazil, Chile, China P.R., European Community (CTM), India, Indonesia, Israel, Japan, Malaysia, Philippines, South Korea, Vietnam
RAINBOW®	Canada, United States
RE-NFORCE®	United States
RE-NFORCEtm	Canada
RISER®	Canada, United States
RIFLE®	United States
SALVO®	Canada, United States
SNIPER®	Canada, United States
TOMBSTONE HELIOStm	United States
ULTRAYIELD and DESIGN®	Australia, Canada, European Community (CTM), Iceland, Japan, Liechtenstein, New Zealand, Switzerland, United States
ULTRAYIELD and DESIGNtm	Argentina, China P.R., Croatia, Malaysia, Mexico
WEATHER GARD COMPLETEtm	United States
XCU®	Australia, Brazil, Canada, Chile, China P.R., Japan, Malaysia, Mexico, New Zealand, South Korea, United States
XCUtm	Argentina, Brazil, European Community (CTM) Honduras, India, Indonesia, Israel, Philippines, Vietnam
XCU and DESIGN®	Canada, Chile, Japan, United States
XCU and DESIGNtm	Argentina, Brazil, China P.R., European Community (CTM), Honduras, India, Indonesia, Israel, Malaysia, Mexico, Philippines, Vietnam

Agrium has registered patents in Canada, the U.S. and other countries where its products are sold. The following table summarizes its main patents:

Title	Patent Number	Coverage
Machine System and Process for Producing Attrition Resistant Slow Release Fertilizer	US 5 374 292	U.S.
Controlled Release Fertilizers and Methods of Production Thereof	US 6 663 686	U.S., Canada
Controlled Release Fertilizer and Method for Production (licensed)	US 5 538 531	U.S., Canada
Machine System and Process for Producing (Cont II) (Continuation of Polyon 292 patent)	US 5 858 094	U.S.
Machine System and Process for Producing (III) (Continuation of Polyon 292 patent)	US 6 537 611	U.S.

Title	Patent Number	Coverage
Machine System and Process for Producing (Cont I) (Continuation of Polyon 292 patent)	US 5 547 486	U.S.
Controlled Release Plant Nutrients	US 5 803 946	Canada, U.S.
Process for Producing Improved Sulfur-Coated Urea Slow Release Fertilizers	US 5 599 374	Australia, Canada, China, Europe, Japan, Mexico, New Zealand, U.S.
Controlled-Release Pesticidal Composition and Method of Making	US 6 682 751	U.S.
Controlled Release Fertilizer Composition	US 7 771 505	U.S.
Lecithin-Containing Drift Reduction Composition For Use in Spraying Agricultural Acreage	US 6 797 673	U.S.
Neutral Metal Alkanoate Micronutrient Solutions and Method of Manufacturing Same	US 5 681 366	Australia, Brazil, Canada, EP, U.S.
Sprout Inhibition Compositions Comprising Chlorpropham and Substituted Naphthalenes and Methods of Using Same	US 5 622 912	Australia, Brazil, Canada, EP, Germany, Hungary, New Zealand, Poland, South Africa, Spain, Turkey, U.S.
Method of Controlling Sprout Formation in Potatoes by Selective Application of Chlorpropham, Carvone, Benzothiazole and Ethylene	US 5 811 372	Australia, Canada, EP, Germany, New Zealand, U.S.
Neutral Metal Alkanoate Micronutrient Solutions and Method of Manufacturing Same	US 5 759 226	Australia, Brazil, Canada, EP, U.S.
Seed Treatment Method	US 6 386 126	U.S.
Seed Treatment Method	US 6 591 767	U.S.
Herbicide Composition Comprising Herbicide Compound in Acid Form and Acidifying Agent	US 6 906 004	U.S., Australia, Brazil, Canada, Germany, France, UK, Italy, Japan,
Herbicide Compositions Comprising Suspension Concentrate with Glyphosate Acid, Methods of Preparation, and Methods Of Use	US 7 776 790	U.S.
Herbicide Microemulsion-Forming-Concentrates, Microemulsions, and Methods	US 6 803 345	U.S., Australia, Brazil, Canada, Germany, France, UK, Italy
Herbicide Microemulsion-Forming-Concentrates, Microemulsions, and Methods	US 7 094 735	U.S., Australia, Brazil, Canada, Germany, France, UK, Italy

While these trademarks and patents constitute valuable assets, Agrium does not regard any single trademark or patent as being material to its operations as a whole.

g)	SEASONALITY

The agricultural products business is seasonal in nature. Consequently, sales and gross profit comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter. Crop input sales are primarily concentrated in the spring and fall crop input application seasons, which are in the second quarter and fourth quarter, respectively. Crop nutrient inventories are normally accumulated leading up to the application season. Cash collections generally occur after the application season is complete in the Americas and Australia, except for international potash sales. Our recent acquisition of AWB, which has a majority of its earnings from the second and third quarters of the calendar year, may have some additional impact on the seasonality of our business cycle.

h)	ENVIRONMENTAL PROTECTION REQUIREMENTS

Agrium’s operations are subject to a variety of federal, provincial, state and local laws, regulations, licenses and permits, the purpose of which is to protect the environment. These environmental protection requirements may apply during design and construction, operation or modification, at the point of plant closure, and beyond.

The environmental requirements for new projects typically focus on baseline site conditions, ensuring that the design and equipment selection meet operating requirements; that permitting, pre-construction studies, and discharge and other operating requirements will be satisfied; and, that safeguards during construction are in place.

Licenses, permits and approvals at operating sites are obtained in accordance with laws and regulations which may limit or regulate operating conditions, rates and efficiency; land, water and raw material use and management; product storage, quality and transportation; waste storage and disposal; and, emissions and other discharges. Additional legal requirements may apply in circumstances where site contamination predates the current applicable regulatory framework or where there is otherwise evidence that remediation activities have not been successful in protecting the environment. These additional requirements may result in an environmental remediation liability that must be resolved.

Finally, the environmental protection requirements that may apply at the time of closure can be of two types; environmental remediation liabilities that did not come due or arise until operations ceased, or asset retirement obligations stipulated by contractual obligations or other legal requirements. For facilities with these stipulations, asset retirement obligations typically involve the removal of the asset, remediation of any contamination resulting from the use of that asset and reclamation of the land.

Contingent Environmental Liabilities

United States Environmental Protection Agency Phosphate Industry Initiative

The United States Environmental Protection Agency (“EPA”) has undertaken an industry-wide initiative respecting phosphoric acid and sulfuric acid manufacturing facilities. The primary focus of the initiative is to clarify the scope and applicability of certain exceptions for mineral processing wastes and ensure that facilities comply with the hazardous waste requirements under the U.S. Resource Conservation and Recovery Act (“RCRA”) and related state laws. RCRA is the federal statute which governs the generation, transportation, treatment, storage and disposal of hazardous wastes. The EPA initiative also seeks to clarify the applicability of certain U.S. Clean Air Act (“CAA”) and related federal and state regulatory programs, including Prevention of Significant Deterioration permitting and Maximum Available Control Technology standards.

In 2005, the EPA and the Idaho Department of Environmental Quality (“IDEQ”) commenced an investigation of the Conda facility to evaluate compliance with the CAA, RCRA, the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), and relevant state law. The EPA has notified Nu-West Industries, Inc. (“Nu-West”), a wholly-owned subsidiary of Agrium Inc., of potential violations of RCRA and the CAA. In 2008, the government further notified Nu-West that the EPA had commenced investigation of phosphate industry compliance with certain reporting-related provisions of CERCLA and the federal Emergency Planning and Community Right-to-Know Act. Nu-West is cooperating and providing timely responses to the government agencies’ requests for information. In 2009, Nu-West entered into a voluntary consent order with the EPA to evaluate potential impacts on the environment from the Conda facility’s operations pursuant to section 3013 of RCRA. Nu-West is working cooperatively with EPA and the IDEQ to implement this environmental assessment.

Nu-West, along with other industry members who have also been targeted under the same initiative, are involved in ongoing discussions with the EPA, the U.S. Department of Justice and various environmental agencies to resolve these matters. Resolution of the issues may take several years. Agrium is uncertain as to how the matter will be resolved or if litigation will ensue. At this time, we do not believe the potential exposure, if any, of this initiative to Agrium would be material. If, however, we are unsuccessful in achieving a satisfactory resolution, we could incur substantial capital and operating expenses to modify our facilities and operating practices, to defend any ensuing litigation, or to comply with any subsequent judgments and/or to implement the terms of any settlement resolving the government’s claims.

Legacy Environmental Remediation Activities: Idaho Mining Properties

Nu-West is performing or in the future will perform site investigation and remediation activities at six closed phosphate mines and one mineral processing facility near Soda Springs, Idaho. These sites were mined and operated from as early as 1955 to as late as 1996. Selenium, a trace mineral that is essential for optimal human health but becomes toxic at higher concentrations, was found in late 1996 to be leaching from reclaimed lands associated with these sites leased or, in one case, owned by Nu-West and other historic phosphate mines in the area owned by other parties. Nu-West and other phosphate producers have been working diligently to identify the sources of selenium contamination, to develop remedies for the closed mines, and to implement best practices to ensure selenium issues do not become an issue for current and new mining operations.

Detailed investigations and analyses have been conducted for two of Nu-West’s leased mine sites. The former mineral processing facility has been remediated and will be monitored for several years. Several years of study will be required at the other sites to develop the appropriate remediation plans. Since 1996, Nu-West has spent over $14-million on investigation and remediation activities at these seven sites. Agrium believes that other parties are or may be wholly or partly responsible for conducting or paying for the investigation and remediation of some of these historic sites.

In 2009, Nu-West initiated a lawsuit against the United States of America (“USA”), which is the owner and lessor of four of the five historic mine sites subject to the lawsuit. The lawsuit was brought under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) to determine the USA’s liability under CERCLA to pay for a material portion of the investigation and remediation costs for those sites. That lawsuit is in its initial stages and is being defended by the USA. If these claims against the USA are successful, it could appreciably reduce Nu-West’s costs and liability at these sites.

In 2010, Nu-West completed the second phase of a two-phase Remedial Action Plan at a historical mineral processing facility associated with one of the mine sites southeast of Soda Springs, Idaho.

Legacy Environmental Remediation Activities: Manitoba Mining Properties

Viridian Inc. (“Viridian”), a wholly-owned Canadian subsidiary of Agrium Inc., is managing investigative and remedial actions at two closed mineral processing sites near Lynn Lake, Manitoba. Agrium acquired Viridian in 1996.

Viridian’s Fox Mine operated from 1969 until 1985. It is currently being managed under an operating license with the Manitoba Government. This license requires treatment of acid mine drainage to meet downstream water quality standards. In the past two years, Viridian rebuilt its water treatment plant, providing for additional treatment capacity and control to ensure continued conformance with license requirements. In addition to annual operating costs of between $0.5-million and $1.5-million, Viridian also continues to investigate permanent long-term closure options for the site.

The East Tailings Management Area, which was operated from the 1950’s to the 1970’s, is being investigated and remediated under a cooperative agreement with the Manitoba Government. In 2009, Viridian extended its partnership with the Manitoba Government to include consulting services at the contiguous mine and mill site. This partnership will allow for the cost-effective completion of the respective site investigations and the integration of remedial activities at the two sites by 2012.

Agrium does not believe the total costs of remediation of these sites in Idaho or Manitoba to be material.

Vanscoy potash operations

Agrium is currently undergoing a tailings management impoundment reorganization at its Vanscoy facility. The tailings management impoundment reorganization is being undertaken to provide sufficient brine storage to fully contain a 300 mm/24 hour storm event, to provide sufficient fine tailings storage to reliably operate the facility for a minimum of five years at all times, and to achieve the items identified in its long term tailings management area plan based on current and expanded production rates.

Agrium expects to spend approximately $60-million on the tailings management impoundment reorganization in 2011, with a targeted completion date of 2020.

Climate Change and Greenhouse Gas Issues

Directly and indirectly, Agrium generates a significant amount of greenhouse gases (“GHG”) through the production, distribution and use of its products. These emissions may be subject to climate change policy and regulations being developed in North America. However, these policies are developing in a unique way within the various state, provincial and federal jurisdictions.

In the Province of Alberta, legislation has been enacted that impacts facilities emitting greater than 100,000 tonnes of CO2e per year. Existing facilities that exceed this threshold are required to decrease their emissions intensity by 12 percent relative to the 2003-2005 average baseline. If a company is unable to decrease its emissions intensity through increases in operational efficiency, it is still able to comply with the Alberta requirements by contributing to the Climate Change Emissions Management Fund at a cost of $15 per tonne, or by purchasing qualifying offsets from other sources in Alberta.

Agrium has three facilities in Alberta with CO2e emissions in excess of 100,000 tonnes per year. Those facilities are Redwater Fertilizer Operations, (total typical emissions of approximately 750,000 tonnes (excluding NH3-1 unit)); Carseland Nitrogen Operations, (total typical emissions of approximately 550,000 tonnes); and Fort Saskatchewan Nitrogen Operations (total typical emissions of approximately 550,000 tonnes). The annual impact of this legislation on Agrium is expected to range between $1-million to $3-million a year going forward based on current regulations depending on variations in production from year to year which will directly impact CO2e. These expected annual costs are lower than they otherwise could have been due, in part to Agrium’s implementation of various efficiency and emissions reduction projects. These projects include overall efforts to increase operational efficiency, the purchase of emission offset credits, as well as the construction and operation of a cogeneration facility in partnership with TransCanada Pipeline, at Carseland, that captures waste heat and produces emission offset credits. Agrium has also been involved in the development of the Nitrous Oxide Emissions Reduction Protocol (“NERP”) that is designed to generate credits for farmers who reduce their nitrous oxide emissions. The NERP was approved by Alberta Environment in October of 2010 and the implementation of which will result in more effective on farm application of nitrogen fertilizer and reduced greenhouse gas emissions.

Agrium’s Canadian retail arm, Crop Production Services (Canada), has a branded service called Carbon Reduction Offset Credit for the aggregation of carbon offsets in accordance with established government regulatory protocols on greenhouse gas reduction.

Prior to the meeting of world leaders in Copenhagen, Denmark in December of 2009, the Canadian federal government stated that it intended to publish policies in respect of an aggregated reduction target for GHG emissions of 20 percent below 2006 emission levels and to work with the U.S. on a North American cap and trade system. Subsequent to the Copenhagen meeting, the Canadian federal government has indicated its intention to comply with a reduction target of 17 percent below 2005 emission levels. However, no specifics surrounding how the reduction target will be achieved have been published.

Subsequent to the Copenhagen meeting, the Canadian federal government has also indicated that it intends to align itself and its policies with U.S. regulatory requirements. In general, the options being considered by U.S. regulators currently lack sufficient detail to assess their potential financial impact. However, Agrium is continuing to monitor U.S. GHG regulatory developments, and is evaluating applicability and potential impacts of such programs as they become effective. These programs include the California Global Warming Solutions Act of 2006, the Western Climate Initiative and the EPA’s October 2009 Final Rule for Mandatory Reporting of Greenhouse Gases.

Pursuant to the CAA, the EPA Administrator has made the finding that GHG emissions are air pollutants that endanger public health or welfare. This finding allows the EPA to regulate GHG emissions within the framework of the CAA. The EPA has promulgated regulations which (i) beginning January 2, 2011, phase in restrictions on greenhouse gas emissions from stationary sources, beginning with the largest emitters, where such sources are required to obtain a new or modified air emissions permit based on non-greenhouse gas emissions, and (ii) require collection, beginning January 1, 2011, and reporting, beginning March 31, 2012, of data on greenhouse gas emissions from certain sources.

The EPA’s regulations are currently subject to challenge in the courts, and are likely to be subject to efforts in the current session of Congress to block or delay their effect. It is not possible to predict the ultimate outcome of these challenges.

Agrium considers the most promising opportunity to be the new cap-and-trade program under development in California. The scheme of credits, allowances and caps is now being written. Agrium was recently given a position on the working group that will look at agriculture issues in the program.

The mitigating factors and strategies we have adopted to address GHG emissions include:

•	Agrium tracks our annual air emissions and have proactively undertaken projects designed to improve plant energy efficiencies and reduce emissions; and

•	Agrium will continue to take a leadership role in the fertilizer industry’s negotiations with governments on fair and equitable air emission reduction targets with a goal toward a pragmatic and realistic compliance system that preserves the global competitiveness of the industry.

In an effort to reduce CO2e emissions, Agrium has developed strategies to improve energy efficiencies in our operations, capture and store carbon and reduce emissions in agriculture. Agrium also participates in industry efforts to inform government policy, legislative and regulatory development.

About 60 percent of the natural gas required to produce nitrogen fertilizer is used to provide the necessary hydrogen for the process. Given current economically viable technologies, the CO2 emissions related to this process cannot be reduced. Use of the remaining natural gas may be managed through improvements in energy efficiency which will reduce CO2 emissions. Significant early action has been implemented by the Company to achieve these improvements. Independent government sponsored studies estimate for the Canadian industry that a further 3 to 5 percent reduction in combustion emission intensity may be attainable but will be a challenging target. The Fort Saskatchewan facility is being used as a demonstration project for implementing an energy efficiency program for the nitrogen operations.

Agrium is pursuing opportunities to capture CO2 from our nitrogen operations for enhanced oil recovery, industrial use or underground storage. At its Borger, Texas operation, approximately 188,000 tonnes of CO2 were captured in 2009 for enhanced oil recovery. In 2007, Agrium signed an agreement to capture significant CO2 emissions from our Redwater, Alberta facility for enhanced oil recovery. This project is scheduled to become operational in 2013.

Agrium estimates that the production stage of its operations account for roughly 95% of its overall emissions. Agrium has committed to reducing its North American GHG emissions intensity from the production stage by 10% from 2005 levels by 2020.

Quantification of Costs of Environmental Protection Requirements

Asset retirement obligations are generally related to dismantlement and site restoration or other legal termination and retirement of an asset, including nitrogen, phosphate and potash production facilities, marketing and distribution facilities, and phosphate and potash mine assets. Cash payments for the obligations are expected to occur over the next 30 years with the exception of potash operations, which are expected to occur after 100 years. Timing of payment is dependent on a number of factors such as the life and nature of the asset. These obligations represent the undiscounted, inflation-adjusted estimated cash outflows required to settle the asset retirement obligations in the amount of $246-million as at December 31, 2010. The discounted, inflation-adjusted estimated cash outflows required to settle the asset retirement obligations are estimated at $106-million as at December 31, 2010.

i)	ENVIRONMENTAL PRACTICES AND POLICIES

Agrium has well-defined environmental, health, safety and security (“EHS&S”) programs and processes, committed leadership, and a responsible workforce. In addition to an overall corporate EHS&S group, it has established an EHS&S organization in each business unit with clear lines of reporting and accountability. This has enabled Agrium to focus on both oversight and governance as well as increasing management involvement in its operations and activities. Agrium stewards to an integrated EHS&S management system which includes a policy and system documenting EHS&S management and performance expectations applicable to Agrium’s facilities. Agrium’s business units and, where appropriate, individual facilities augment these requirements with system controls necessary to manage the risks unique to those operations.

Continuous improvement and performance monitoring of Agrium’s operations are effected in part through five technical committees, two management committees and the Board EHS&S Committee, and in part through various business unit initiatives. The five technical committees include Security and Crisis Management, Environmental Management System and Auditing, Environmental Liability (Asset Retirement Obligations and Environmental Remediation Liabilities), Product Stewardship, and Performance Monitoring. These committees report through the Corporate EHS&S Department. The development of environmental management systems standards, guidance documents and continuous improvement occur at the level of the five technical committees and the Corporate EHS&S Department. The Corporate EHS&S Department reports through the business unit level EHS&S leader’s committee, where performance and risk management issues are addressed. That committee reports through the Corporate EHS&S Committee (“CEC”) which in turn reports to the Board EHS&S Committee (“BEC”). Policy and strategy are reviewed annually at the CEC level for relevancy and modified as appropriate. The BEC has an oversight responsibility for EHS&S governance. These committees meet quarterly to monitor performance against annual and longer term performance goals, to discuss plans and strategies relating to our processes, and to evaluate opportunities for improving our systems.

Technical support and compliance assurance for Agrium’s operations are managed at three levels within the organization: the facilities level, business unit level and overall corporate level. Self-audits are performed annually at wholly-owned Agrium facilities and reported to business unit EHS&S departments. Audit findings are characterized as low, medium or high risks and placed into a corrective action plan. At the business unit level, business unit personnel regularly conduct separate compliance and systems audits of facility locations. These business unit level audits can be of three types: EHS&S compliance audits, process safety audits and management audits. The business unit performs one or more of these different types of audits on facilities at least once every three years. It is the responsibility of the business units to ensure that the corrective action regarding the facility audits is implemented. At the corporate level, corporate EHS&S staff is responsible for maintaining integrated systems, performance monitoring and conducting business unit EHS&S assessments on an annual basis. The use of a three-tiered compliance assurance program enables Agrium to achieve continuous improvement and consistent management practices at its facilities and in its operations.

Agrium also maintains ongoing, close working relationships with industry associations and regulatory agencies. This helps Agrium ensure risk management strategies are developed and and new regulations are known, understood, and met in a timely fashion.

j)	EMPLOYEES

As of December 31, 2010, Agrium employed approximately 14,150 people. The breakdown of employees is as follows:

Business Unit		Number of Employees
Retail		10,500
Wholesale		2,500
Advanced Technologies		500
Corporate		500
Discontinued Operations		150

	Total	14,150

Hourly employees at the following plants are represented by labor unions with the contract expiration date for each plant shown in parenthesis: Vanscoy, Saskatchewan (April 30, 2012); Americus, Georgia (June 30, 2012); Florence, Alabama (July 14, 2012); North Bend, Indiana (August 31, 2012).

A union at the Mulberry facility represents 13 Retail employees. The contract was extended through May 31, 2012 with an annual self-renewing clause effective June 1, 2012. Another union exists at the Greenville, Mississippi, facility; there are 98 union Retail employees at that location and their contract was extended through August 26, 2013.

In South America, there are a total of 223 union employees working at various ASP sites in Argentina and Uruguay.

A Canadian facility in Courtright Ontario was certified by the CEP union on July 16, 2010 and as of February 24, 2011, is still in the process of negotiating a First Collective Agreement.

5.2 RISK FACTORS

Details of the risk factors relating to the business of Agrium are discussed under the heading “Risk Management”, beginning on page 70 of Agrium’s 2010 MD&A, and are incorporated herein by reference and available on the Corporation’s website at www.agrium.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

5.3 MINERAL PROJECTS

a)  Vanscoy Potash Operations

The Company’s Vanscoy Potash Operations (“VPO”) is a potash mining and milling facility located in Vanscoy, Saskatchewan (southwest of Saskatoon). The operation has been in existence for over 40 years and has produced over 41 million tonnes of muriate of potash. For further information on VPO, please consult the Vanscoy Technical Report dated November 6, 2009 (the “Vanscoy Technical Report”) prepared by A. Dave Mackintosh, P.Geo. of ADM Consulting Limited (the “Author”), who is a “qualified person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), available on SEDAR at www.sedar.com. The following is summarized information contained in the Vanscoy Technical Report, and except where indicated, it has been updated with new information as appropriate. VPO is currently undertaking a number of exploration projects that may influence resource/reserve classification. These include exploration drilling, seismic analyses, unitization and land acquisition. Further details will be mentioned in the relevant sections below.

i)	Project Description and Location

The Saskatchewan Ministry of Energy and Resources (“SMER”) has granted the Company, pursuant to Lease KL 114-R (the “Lease”), the exclusive right to mine potash on approximately 62,395 acres (252.5 km2) of crown-owned land, approximately 25 km south west of Saskatoon, Saskatchewan. Leases are granted for an initial term of twenty-one years, renewable for successive twenty-one year terms upon written application of the lessee.

The Company owns and operates VPO through AGRIUM, a general partnership comprised of Agrium Inc., Agrium Products Inc. and Viridian Fertilizers Limited, all wholly-owned subsidiaries of Agrium Inc.

Royalties from VPO are paid to the Province of Saskatchewan based on muriate tonnes produced, the raw ore grade and the weighted average net selling price of potash for the production month in question.

The Company currently has an asset retirement obligation (“ARO”) at VPO associated with the implementation of the Decommissioning and Reclamation Plan approved by the Saskatchewan Ministry of Environment. The plan provides for the removal of surface improvements (including asbestos abatement), closure of the mine, management of the tailings area and long-term environmental monitoring during the closure process. The total cost of the ARO to the Company is currently estimated to be approximately $492-million (undiscounted, inflation-adjusted estimated cash outflow). The discounted, inflation-adjusted estimated cash outflow required to settle the ARO is estimated at $2-million. The high cost of the ARO relates primarily to the cost of managing tailings produced during the mining process. It is possible that the estimated cost could change as a result of changes in technology, regulations, and the extent of environmental remediation required or the means of reclamation.

The Company is currently not aware of any other significant environmental liabilities to which VPO is subject.

The deposits lie diagonally across the southern plains of Saskatchewan, gently dipping from approximately 1,000 m depth along a northwest line through Rocanville, Esterhazy and Saskatoon to more than 1,600 m depth at Belle Plaine and up to 3,000 m depth in North Dakota. The deposit is unique to the world in that the mineralization covers such a vast area.

The Company owns the surface rights to 7,200 acres (2,914 Ha.) of land to accommodate the processing facility, tailings management area and provide a surrounding buffer. Useable farm land is rented to local farmers.

All operating licenses required by the provincial government, and permits to operate a tailings area or waste management facility, have been obtained. Required permits for VPO include the Subsurface Mineral Lease Agreement, Potash Unitization Agreement, Mine Hoist Operating Certificate, Approval to Operate a Pollutant Control Facility, Approval to Dispose of Waste Brine and the Approved Decommissioning and Reclamation Report.

ii)	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Lease is accessible by the Saskatchewan highway and municipal grid road system. Although grid roads may not have been built in all areas, a 20 m road allowance is provided every one mile (1.6 km) in an east-west direction and every two miles (3.2 km) in the north-south direction. The mine site is serviced by both national railways through one common spur line from the north of the Lease.

Mining and milling operations continue year round, utilizing a work force that commutes from nearby cities and towns or comes from the local farming community. The closest major population centre is Saskatoon, approximately 25 km northeast of the mine site.

Surface rights in Saskatchewan are separate titles from subsurface mineral rights. The Company owns surface rights associated with the Lease totaling 7200 acres (2914 Ha.) including the mine site, tailings management area and a suitable environmental buffer. In order to carry out any exploration activity at the surface on other lands, be it a seismic survey or preparing a well site, access must be obtained from the surface land owner.

Services are provided by Saskatchewan public utilities with dedicated 72 KVA electrical power transmission service and natural gas pipelines. Fresh water, provided by SaskWater, is delivered via pipeline from the South Saskatchewan River.

VPO underlies the Saskatchewan Plains Region, which has elevations between 300 m and 600 m above sea level. Land use is almost totally agricultural, largely in cropland with some unimproved pasture and southern woodland.

iii)	History

Imperial Oil first discovered potash in south-eastern Saskatchewan in 1942 during oil exploration activity. In 1950, when oil exploration companies started routinely running gamma logs, the existence of potash rich beds over a vast area in southern Saskatchewan was indicated.

Consolidated Mining and Smelting Company of Canada Limited, subsequently Cominco Ltd. (“CM&S”) carried out an exploration program in 1964, drilling 23 holes in the vicinity of Vanscoy, Delisle, and Asquith, Saskatchewan. Of the 23 drill holes, one hole, penetrated a major solution collapse feature where, although the Prairie Evaporite Formation is present, the potash beds are not. Stearns-Roger Canada Ltd. along with J.T. Boyd and Associates carried out an engineering study in 1965 and a similar capital and operating cost estimate was also completed by Kilborn Engineering Ltd. in December 1965, and the mine went into production under CM&S ownership in early 1969.

In 1993, Cominco Fertilizers Ltd. was formed as a separate entity from Cominco Ltd. In 1995 all Cominco involvement in Cominco Fertilizers Ltd. ceased and shares were transferred to the new entity, Agrium Inc.

In the site history, lease expansions occurred in 1993 and 2005 to enlarge the total area available for extraction. This brought three additional drill holes into the lease area. The three exploration wells were completed in 1955 and 1957.

In the 40 years of operating life three additional drill holes and numerous 2D and 3D seismic programs have contributed to understanding of the Prairie Evaporite Formation. Production in this time frame to December 31, 2010 was 43.6 million tonnes of muriate of potash from 127.9 million tonnes hoisted.

In 2010, several exploration programs have been undertaken. Three exploration holes were drilled on the Lease and the adjoining KP 313 permit, channel samples were taken and seismic programs are being assimilated. These results are expected by mid-2011.

iv)	Geological Setting

Canadian potash deposits are estimated to be among the largest in the world, stretching some 720 km (450 miles) across Saskatchewan. The deposits lie diagonally across the southern plains of Saskatchewan gently dipping from approximately 1,000 m depth along a northwest line through Rocanville, Esterhazy and Saskatoon to more than 1,600 m depth at Belle Plaine and up to 3,000 m depth in North Dakota.

The Prairie Evaporite Formation, deposited on the Winnipegosis Formation (limestone), varies in thickness from 120 m (400 ft) to over 210 m (700 ft) and is overlain by the 2nd Red Bed unit, the lower shale member of the Dawson Bay Formation (limestone).

There are four main potash layers in Saskatchewan. The first to be deposited was the Esterhazy Member which is the bed mined at Mosaic Esterhazy and PCS Rocanville. Above this is the White Bear Marker which is not thick enough, or of sufficient grade, to be of commercial value. This is followed by the Belle Plaine and finally the Lower and Upper Patience Lake. The Lower Patience Lake is mined by Lanigan and the Upper Patience Lake is mined by all other Saskatoon area mines. The Esterhazy Member, being the first potash bearing bed to be deposited, is stratigraphically the deepest. However, the Rocanville/Esterhazy area mines are shallower than the younger Patience Lake Member mines (Saskatoon area) because of their proximity to the basin edge.

The salt cover between the ore zone and the overlying 2nd Red Beds and Dawson Bay Formation varies from no cover near the evaporite edge in Manitoba to over 45 m (150 ft) in south-central Saskatchewan. Salt cover is relied upon to isolate the mining level from potential water-bearing limestone formations above the 2nd Red Beds. Similarly, the depth increases to the southwest from just over 800 m (2,600 ft) in Manitoba to over 1,200 m (4,000 ft) in south-central Saskatchewan.

The local geology of VPO characteristically mirrors the regional geology. The Upper and Lower Patience Lake and Belle Plaine Members exist throughout the Lease area. The Esterhazy Member does not exist in the area but is evidenced by a thin (5 cm thick) seam containing minor potash values. The mining zone in the Lease area dips gently (less than 0.5°) to the southwest from roughly 500 m to 600 m below sea level. The depth below surface ranges from approximately 1,000 m (3,300 ft) in the northeast to over 1,100 m (3,600 ft) in the southwest. The salt cover ranges from 12 m (40 ft) to just under 20 m (65 ft) across the lease area.

v)	Exploration

Once mining was established, recent exploration programs consisted of a number of 2D and 3D seismic acquisitions and the completion of additional drill holes. These programs again confirmed that a viable potash deposit, amenable to conventional underground mining, was present at depths between 1,050 m and 1,120 m, grading between 24% and 26% K2O in the new areas.

Expansion of the Lease in 2005 brought three additional historic wells into the lease. The three exploration wells in addition to drilling and seismic exploration have been used to try and delineate solution collapse features to be avoided when mine planning. Initial 2D acquisition programs, on relatively sporadic time intervals, have been replaced by annual 3D programs that have recently been expanded to shoot the entire areas of interest en masse. Programs have confirmed the continuity of the Prairie Evaporite Formation and identified features to be avoided, greatly improving the successful completion of mine development entries. In the Author’s opinion, 3D seismic coverage is required to classify Mineral Resources as Measured.

In addition to drill holes and seismic programs, the Company utilizes an underground sampling program to confirm thickness, grade and insolubles. These samples are treated as drill holes with all the applicable quality assurance/quality control (“QA/QC”) procedures, utilizing an external assay laboratory.

In the Author’s opinion, given the 40 years of VPO’s operation, the data obtained from the original and current exploration programs is reliable.

vi)	Mineralization

The potash deposit is generally a flat-lying, bedded deposit dipping slightly to the southwest. It is amenable to mining using track mounted boring machines and floor or roof mounted conveyor systems and ancillary wheel mounted mining and transport equipment.

The potash beds at the VPO site are entirely composed of sylvinite, a mixture of KCl and NaCl, and are within a stratigraphic sequence of halite beds. The same beds mined on the west side of Saskatoon are mined over 100 km to the east. These same beds can be traced into Manitoba, Montana and North Dakota. Continuity is such that a hole could be drilled almost anywhere within the region of potash deposition with every expectation of intersecting the potash beds. Despite this remarkable continuity, potash deposits are not without interruption. Solution activity over geological time has resulted in barren or collapse features that have the potential to introduce water from formations above to the mining level.

vii)	Drilling

Original CM&S Drill Holes
All drilling was carried out following SMER regulations. Drilling was originally carried out by Canamerican Drilling Corporation. The initial CM&S program set a 10.75” (273 mm) diameter surface casing in a 15” (381 mm) diameter hole to a depth of 450 ft (137 m). From there, a 9” (228 mm) diameter hole was drilled to a core point just above the Prairie Evaporite Formation. Then, a 7” (177.8 mm) diameter intermediate casing was pinned into the Dawson Bay Formation. Coring was completed in a 6.125” (155 mm) diameter hole. Once complete, abandonment consisted of cementing the hole from the total depth to 150 ft (45 m) into the intermediate casing. The casing was cut off 40 ft (12 m) above the cement top and retrieved. Subsequent plugs were run from the cement top to approximately 65 ft (20 m) into the surface casing. The surface casing was then cut off 3 ft (1 m) below the surface, a cap was welded on, and the area was backfilled. A full suite of geophysical logs were run on each hole from surface to total depth.

Recent VPO Drill Holes
In 1989, hole 2-16-36-8-W3 in the Unitized Area was drilled by Sedco Drilling on behalf of the Company. A 244.5 mm diameter surface casing was cemented in to 146 m depth in a 349 mm diameter drill hole. From there, a long string 177.8 mm diameter casing was cemented the full length to 979 m depth in a 222 mm diameter hole. The hole confirmed the VPO mining zone was present at 1,021 m depth.

In 1999, hole 1-24-34-8-W3 in the South Block was completed by Ensign Drilling Services Inc. on behalf of the Company. A 244.5 mm diameter surface casing was installed to 150 m depth in a 349 mm diameter hole. From there, a 222.3 mm diameter well was then completed “open hole” (without casings) to 1,229 m depth with inverted oil emulsion drilling mud. Hole 1-24-34-8-W3 confirmed the potash beds mined at VPO existed at a depth of 1,110 m grading just over 25% K2O with 4.5% insolubles.

In 2007, hole 4-3-35-7-W3 in the South Block was drilled by Akita Drilling Ltd. on behalf of the Company. A 244.5 mm diameter surface casing in a 349 mm diameter hole was cemented to 145 m depth. A 177.8 mm diameter intermediate casing in a 222 mm diameter hole was pinned into the Dawson Bay Formation at 1,092 m depth. The well confirmed the presence of the mining zone at 1,112 m, grading 28% K2O with 6% insolubles.

Subsequent to the Vanscoy Technical Report, the Company has drilled three exploration holes located in the South Block and in the adjoining permit area (KP 313). Results from these holes can be expected by mid-2011. More exploration holes are planned in the North Expansion Block and the KP 313 corridor in the next 5 years.

North Expansion Wildcat Drill Holes
These holes were drilled between 1955 and 1957. Canamerican Drilling Company completed 16-6 and 13-22 and Rio Palmer drilled 13-1. Typically, a 10.75” diameter surface casing was installed in a 13.75” or 15” diameter hole to between 360 and 400 ft. depth. From there, a 5.5” or 7” diameter intermediate casing was installed in either a 7” or 9” diameter hole into the 2nd Red Beds near 3300 ft. depth with either cement or an anchor packer. These three holes confirmed the presence of the mining zone within the Prairie Evaporite Formation. One of these holes was re-assayed in 2010. More exploration holes are planned in this area to complete the exploration requirements.

viii)	Sampling and Analysis

The Upper Patience Lake Member mined at VPO is made up of a sequence of potash and halite beds separated by insoluble accumulations, or mud seams. These seams become parting planes and can present safety issues for mining rooms. Sampling intervals of the drill holes ensure that material above and below the mining horizon was included in all exploration programs carried out by the Company or its predecessor. This is not always the case in holes which were primarily drilled for oil exploration. Often only high grade bands were sampled with no consideration of intervening salt or insoluble beds.

In general, the core was logged, convenient sample lengths of 0.25 m to 0.5 m were chosen based on geological changes and existing core breaks, and the intervals measured. A quarter core was removed either by cutting the core in half along the length of the sample, and one half cut into quarters, or a quarter cut out using a diamond bladed cut-off saw. The quarter core was numbered, bagged and tagged for assay purposes, and the remaining three quarters were returned to the core box.

In the Author’s opinion, the historical estimate is relevant and reliable given the 40 year history of the operation.

In the Author’s opinion, the quality of sampling, sample preparation, security and analytical procedures associated with these results was very high.

Assays were often done in house and any QA/QC procedures are long lost making any discussion of quality control measures and data verification procedures almost impossible. Sufficient evidence that the data used to make production decisions was valid is the 40 year history of successful mining operations.

ix)	Security of Samples

Potash is considered to be a low-value bulk material and, because the core has no meaningful value to the general public, no special provisions for sample security are normally practiced by the industry.

x)	Mineral Resource and Mineral Reserve Estimates

The table below summarizes the mineral resource and reserve estimates regarding VPO, which have not changed materially since the Vanscoy Technical Report:

VPO Mineral Reserve & Resource Summary as of December 31, 2010

					Mineral
					Reserves -		Measured	Indicated	Inferred
	Grade				Proven and		Mineral	Mineral	Mineral
	EST. %				Probable		Resources	Resources	Resources
	K20		%		(Millions of		(Millions of	(Millions of	(Millions of
AREA	(Total)		Insols		Tonnes) (a)		Tonnes)	Tonnes)	Tonnes)
Technical Report – Unitized Area (as of August 31/09)	24.44		4.67		70.027		0.000	0.000	0.000
Technical Report – South Block (as of August 31/09)	24.90		4.83		54.097		77.075	35.925	125.113
Technical Report – North Expansion Block (as of August 31/09)	24.44		4.67		0.000		0.000	0.000	75.520
TECHNICAL REPORT TOTAL	–		–		124.125		77.075	35.925	200.633
Unitized Area (as of December 31/10)	24.69		4.70		63.225	(d)	0.0	0.0	0.0
South Block (as of December 31/10)	25.18		4.83		69.202		112.697	0.00	109.219	(b)
North Expansion Block (as of December 31/10)	24.44	(c)	4.67	(c)	0.0		0.0	0.00	74.434
TOTAL	–		–		132.427		112.697	0.00	183.654

(a)	Proven and Probable Mineral Reserves are combined in this report as probable reserves move to proven reserves at a significant rate as mining progresses and proven estimates would be soon outdated. Mineral Resources are reported exclusive of Mineral Reserves.

(b)	Due to the continuity of the deposit, it is appropriate to apply the South Block average grade to the South Block Inferred Resources.

(c)	Grades applied from 40 year historical averages.

(d)	70.027 mt (Technical Report Reserve) −3.852 mt (Production since August 31/09) −10.574 mt (Mining Losses) + 7.624 mt (Mining Gains) = 63.225 mt (Updated Reserve) Mining losses include the removal of lands to the west of the mine where exploration drill holes indicated significant brine volumes in the immediately overlying Dawson Bay Formation and the common boundary with PCS Cory providing a buffer pillar on the eastern edge of the Unitized Area. As the mine continues to deal with a brine inflow that occurred in 1986, it was deemed prudent to remove lands with significant water potential from any mining plans. Mining gains occurred mainly in Section 3 of 36-8W3rd, where geological problems were less than anticipated.

For a complete description of key assumptions and parameters associated with the information above, reference should be made to the full text of the Vanscoy Technical Report.

xi)	Mining Operations

The mining method utilized at VPO requires the pre-cutting of the first rooms in each panel. Once this is complete a very accurate estimate of the tonnage and grade in a mining block can be prepared and thus can be categorized as Proven Mineral Reserve.

Production Forecast
Economic evaluation normally would utilize the current year profitability to develop an expectation for future economic viability. However, calendar year 2009 was a highly unusual year with global demand severely impacted by the global credit crisis and associated economic uncertainty. As such, margin per tonne information is not representative for that year.

Markets
The Company sells approximately half of its potash production domestically to more than 50 North American customers. To meet the Company’s agricultural customers’ highly seasonal demand, the Company has developed an extensive transportation, storage and warehousing system to optimize deliverability during peak demand periods. The Company also has a significant number of railcars under long-term lease. The remainder of the Company’s potash is exported and sold internationally.

Contracts
The Company’s international potash sales are marketed through Canpotex, the offshore marketing agency for potash produced in the Province of Saskatchewan. Canpotex is wholly-owned by the three major potash producers in Canada. The Company’s share of Canpotex’s total sales is approximately 9%. The remainder of the Company’s potash is sold in the domestic North American market on a best efforts basis.

Environmental Considerations
Operating Saskatchewan potash mines contribute to an irrevocable line of credit for short term decommissioning and rehabilitation costs. Contribution is prorated based on production levels and VPO has contributed CDN$1,000,000. The purpose of this fund is two-fold, the first being to cover short term costs should a company walk away from a site without proper decommissioning. The second part of the financial assurance is the long term funding. Representatives from each operating site in the potash industry are presently negotiating this with the provincial government. A decommissioning and reclamation report was submitted by the Company to the provincial government in 2006.

Taxes
The Company pays federal and provincial income taxes based on profits from operations. Royalties are paid to the Province of Saskatchewan based on muriate tonnes produced, the raw ore grade and the weighted average net selling price of potash for the production month in question. In addition, the Company pays a Potash Production Tax and a resource surcharge to the Government of Saskatchewan. Property taxes are paid according to property values and were $3.8-million in 2008. Currently, Saskatchewan provincial sales tax is 5%.

Mine Life
Current production capacity of 2.05 million tonnes per annum of product requires 5.8 million tonnes of feed at a grade of 24.4 percent K2O and a milling recovery of 85 percent. The Technical Report stated an expected mine life of 40 years when considering Proven and Probable Mineral Reserves and Measured and Indicated Mineral Resources, with an additional 33 years contained in Inferred Mineral Resources. The updated estimate of 132.4 million tonnes of Proven and Probable Mineral Reserves and 112.7 million tonnes of Measured and Indicated Resources provides an updated mine life of approximately 41 years at current production rates. Changes to the primary mine life estimate are as a result of reclassification of Mineral Resources from Inferred to Measured due to the acquisition of seismic information over the entire South Block in 2010.

Payback
VPO has been in production for 40 years and all associated capital costs have been fully paid back.

xii)	Exploration and Development

Exploration on remaining adjacent dispositions is limited to widely spaced wildcat drilling or limited seismic surveys with no known mineral resource estimates.

Further exploration into the east portions of the South Block and/or the North Expansion Block, whether by additional drill holes or by detailed underground sampling, will reclassify Inferred Mineral Resources.

A portion of the recommended exploration, initiated in 2010, will be continued into 2011. The remaining South Block has been covered with seismic resulting in the reclassification of Mineral Resources. Drilling in the eastern portion of the South Block and in the portion of KP 313 immediately south of current South Block development will be completed in 2011. The KP 313 permit area is south and east of the current KL 114R lease.

ITEM 6 – DIVIDENDS

Agrium’s present intention is to pay regular dividends on its common shares. A semi-annual cash dividend of U.S. $0.055 per share has been paid since 1996. The declaration, amount and date of payment of dividends are determined by the Board of Directors from time to time and will be subject to earnings and financial requirements, and other conditions prevailing at that time.

The following table sets forth the dividends per share paid or payable on the Corporation’s common shares in each of the last three most recently completed fiscal years:

Dividends per Share Paid or Payable
Common Shares
2008	$0.11
2009	$0.11
2010	$0.11

ITEM 7 – DESCRIPTION OF CAPITAL STRUCTURE

7.1 GENERAL DESCRIPTION OF CAPITAL STRUCTURE

Details of the Corporation’s capital structure are discussed under the heading “Outstanding Share Data” on page 55 of Agrium’s 2010 MD&A, which is incorporated herein by reference and available on the Corporation’s website at www.agrium.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

7.2 CONSTRAINTS

There are no constraints imposed on the ownership of Agrium’s securities to ensure that the Corporation has a required level of Canadian ownership.

7.3 CREDIT RATINGS

The following information relating to the Corporation’s credit ratings is provided as it relates to the Corporation’s financing costs, liquidity and operations, and to satisfy disclosure requirements under Canadian securities rules. Specifically, credit ratings affect the Corporation’s ability to obtain short-term and long-term financing and the cost of such financing. The ability of the Corporation to engage in certain collateralized business activities on a cost effective basis may also depend on the Corporation’s credit ratings. A reduction in the current ratings on the Corporation’s debt by its rating agencies, or a negative change in the Corporation’s ratings outlook could adversely affect the Corporation’s cost of financing and its access to sources of liquidity and capital. In addition, credit ratings may be important to customers or counterparties when we compete in certain markets and when we seek to engage in certain transactions.

Credit ratings on specific obligations are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of an obligation.

It is our objective to maintain high quality credit ratings. Various debt instruments, guarantees and covenants in agreements to which we are presently a party or which we may enter into in the future may contain default provisions triggered by a ratings downgrade, which, depending on the extent of the downgrade, could have a material adverse effect on our liquidity and capital position.

There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

The credit ratings afforded the debt securities by the rating agencies are not recommendations to purchase, hold, or sell the debt securities inasmuch as such ratings do not comment on market price or suitability for a particular investor.

The following table sets out ratings the Corporation has received in respect of its outstanding debt securities from the ratings agencies as of February 24, 2011:

Standard & Poor’s
	DBRS Limited	Moody’s Investors Service	Rating Services
Senior Unsecured Notes and Debentures	BBB	Baa2	BBB
Ratings Outlook	Stable	Stable	Stable

DBRS Limited (“DBRS”)

The BBB rating assigned by DBRS is the fourth highest of ten rating categories for long-term debt, which range from AAA to D. DBRS uses “high” and “low” designations on ratings from AA to C to indicate the relative standing of securities being rated within a particular rating category. The absence of a “high” or “low” designation indicates that a rating is in the “middle” of the category. The BBB rating indicates that, in DBRS’ view, the rated securities are of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities.

Following Agrium’s announcement to acquire AWB, DBRS placed Agrium under review on August 16, 2010. On November 23, 2010, DBRS confirmed the senior debt rating of Agrium at BBB with a Stable trend following the approval of Agrium’s acquisition of AWB for approximately $1.208-billion by AWB shareholders and Australian courts. On December 15, 2010, DBRS commented that the successful sale of the commodity management businesses of AWB to Cargill is not expected to have an impact on the BBB Stable rating of Agrium’s Senior Debt.

Moody’s Investors Service (“Moody’s”)

The Baa2 rating assigned by Moody’s is the fourth highest rating of Moody’s nine rating categories for long-term debt, which range from Aaa to C. Moody’s appends numerical modifiers from 1 to 3 on its long-term debt ratings from Aa to Caa to indicate where the obligation ranks within a particular ranking category, with 1 being the highest. Obligations rated Baa are defined by Moody’s as being subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

Following Agrium’s announcement on March 11, 2010 that it will no longer pursue an acquisition of CF, Moody’s concluded its review and removed Agrium from Under Review for negative watch to Stable Outlook on March 18, 2010.

Standard & Poor’s Rating Services (“S&P”)

The BBB rating assigned by S&P is the fourth highest rating of S&P’s ten rating categories for long-term debt which range from AAA to D. Issues of debt securities rated BBB are judged by S&P to exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

On December 15, 2010, Standard & Poor’s affirmed its BBB long-term corporate credit rating and stable outlook on Agrium.

See “Risk Factors”.

ITEM 8 – MARKET FOR SECURITIES

8.1 TRADING PRICE AND VOLUME

The Corporation’s common shares trade on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol: “AGU”.

The following table sets out the high, low, and closing prices and trading volume of the common shares on the TSX for 2010 on a monthly basis:

Month	High Price	Low Price	Closing Price	Volume
(2010)	($Canadian)	($Canadian)	($Canadian)	(in 000’s)
January	73.40	60.00	60.14	19,261,678
February	70.15	60.80	68.14	16,545,419
March	74.60	67.93	71.82	16,649,272
April	72.25	60.76	63.42	18,106,346
May	64.00	55.05	58.85	18,881,728
June	58.15	51.39	52.00	17,128,634
July	65.25	51.84	64.70	20,299,279
August	74.72	64.45	74.25	30,136,252
September	81.04	74.12	77.20	17,875,979
October	91.25	73.91	90.22	19,541,087
November	90.92	78.16	82.25	19,322,640
December	92.19	80.18	91.50	15,233,159

The following table sets out the high, low, and closing prices and trading volume of the common shares on the NYSE for 2010 on a monthly basis:

Month	High Price	Low Price	Closing Price	Volume
(2010)	($U.S.)	($U.S.)	($U.S.)	(in 000’s)
January	71.11	56.10	56.35	50,128,322
February	67.22	56.85	64.75	49,637,784
March	73.85	64.84	70.63	47,470,804
April	71.45	59.83	62.41	37,258,502
May	63.24	51.41	54.89	41,238,570
June	55.93	48.83	48.94	30,316,222
July	63.46	47.96	63.00	41,285,424
August	70.76	62.77	69.57	65,875,521
September	78.96	70.20	74.99	31,074,036
October	89.16	72.32	88.51	39,522,961
November	89.69	76.33	80.23	41,735,710
December	92.56	79.64	91.75	37,500,100

8.2 PRIOR SALES

Except as disclosed below, in the most recently completed financial year, the Corporation did not issue (a) any shares that are not listed or quoted on a marketplace or (b) any subordinated debt securities.

On December 20, 2010, Agrium issued $500-million aggregate principal amount of 6.125% debentures due January 15, 2041.

ITEM 9 – ESCROWED SECURITIES AND SECURITIES
SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

To the knowledge of the Corporation, none of the securities of the Corporation are subject to escrow or contractual restriction on transfer.

ITEM 10 – DIRECTORS AND OFFICERS

10.1 NAME, OCCUPATION AND SECURITY HOLDING

Information is given below with respect to each of the current directors, including all current positions held with the Corporation, present principal occupation and principal occupations during the last five years. The term of office of each director expires at the end of the 2011 Annual General Meeting.

Directors			Prior principal occupation
(Name and Municipality of	Director	Present principal occupation or	or employment within the
Residence)	Since	employment	preceding five years
Frank W. Proto (3) Regina, Saskatchewan, Canada	1993	Corporate Director. Board Chair of Agrium Inc. (part-time basis)	Corporate Director
Ralph S. Cunningham (2)(3) Houston, Texas, U.S.A.	1996	Board Chair of Enterprise Products Holdings, LLC	President and Chief Executive Officer of EPE Holdings, LLC, Interim President and Chief Executive Officer, Enterprise Products GP, LLC; Group Executive Vice President and Chief Operating Officer, Enterprise Products GP, LLC; Corporate Director
Russell K. Girling (1)(2) Calgary, Alberta, Canada	2006	President and Chief Executive Officer, and Director, of TransCanada Corporation	Chief Operating Officer of TransCanada Corporation, President, Pipelines of TransCanada Corporation, Chairman and Chief Executive Officer of TC Pipelines GP, Inc., Executive Vice President, Corporate Development and Chief Financial Officer, TransCanada Corporation
Susan A. Henry (3)(4) Ithaca, New York, U.S.A.	2001	Professor of Molecular Biology and Genetics and Dean Emerita of the College of Agriculture and Life Sciences at Cornell University, Ithaca, New York	Dean of the College of Agriculture and Life Sciences
Russell J. Horner (2)(3)(4) West Vancouver, British Columbia, Canada	2004	Corporate Director	President and Chief Executive Officer, Catalyst Paper Corporation; Corporate Director
David J. Lesar (1)(4) Dubai, United Arab Emirates	2010	Board Chair, President and Chief Executive Officer of Halliburton Company	Same as present
John E. Lowe (1)(3) Houston, Texas, U.S.A.	2010	Assistant to the Chief Executive Officer of ConocoPhillips	Executive Vice President of Exploration & Production, Executive Vice President of Commercial and Executive Vice President of Planning, Strategy and Corporate Affairs of ConocoPhillips
A. Anne McLellan, P.C. (1)(4) Edmonton, Alberta, Canada	2006	Corporate Director	Member of Parliament, Edmonton Centre; Deputy Prime Minister of Canada; Corporate Director
Derek G. Pannell(2)(4) Bathurst, New Brunswick, Canada	2008	Corporate Director	Managing Partner, Brookfield Asset Management, Inc. (part-time basis); President and Chief Executive Officer, Noranda/Falconbridge; Corporate Director
Michael M. Wilson Bragg Creek, Alberta, Canada	2003	President & Chief Executive Officer of Agrium Inc.	Same as present
Victor J. Zaleschuk, CA (1)(2) Calgary, Alberta, Canada	2002	Corporate Director	Same as present

(1)	Member of the Audit Committee

(2)	Member of the Human Resources & Compensation Committee

(3)	Member of the Corporate Governance & Nominating Committee

(4)	Member of the Environment, Health, Safety & Security Committee

Executive Officers

Executive Officers (Name and	Present position with the Corporation and	Prior principal occupation or employment
Municipality of Residence)	Principal Occupation	within the preceding five years
Michael M. Wilson Bragg Creek, Alberta, Canada	President & Chief Executive Officer	Same as present
Gary J. Daniel Calgary, Alberta, Canada	Corporate Secretary & Senior Legal Counsel	Assistant Corporate Secretary & Senior Legal Counsel, Agrium
Stephen G. Dyer Clovis, California, U.S.A.	Vice President, Retail West Region, Agrium, Manager, Western Retail Crop Production Services, Inc. (a wholly owned subsidiary of the Corporation)	Vice President, Manufacturing, Agrium
Patrick J. Freeman Calgary, Alberta, Canada	Vice President & Treasurer	Same as present
Richard L. Gearheard Fort Collins, Colorado, U.S.A.	Senior Vice President, and President, Retail Business Unit	Same as present
James M. Grossett Bragg Creek, Alberta, Canada	Senior Vice President, Human Resources	Same as present
Kevin R. Helash High River, Alberta, Canada	Vice President, Marketing & Distribution	Senior Director, NAW Sales, Agrium
Angela S. Lekatsas Calgary, Alberta, Canada	Vice President, Corporate Controller & Chief Risk Officer	Controller; Manager Corporate Reporting, Agrium
Chuck V. Magro Calgary, Alberta, Canada	Vice President, Manufacturing	Vice President, Feedstocks, Nova Chemicals Corporation; Vice President, Investor Relations, Nova Chemicals Corporation; Director of Polyethylene, Nova Chemicals Corporation
Andrew K. Mittag Calgary, Alberta, Canada	Senior Vice President, and President, Agrium Advanced Technologies Business Unit	Senior Vice President, Corporate Development & Strategy, Agrium
Leslie A. O’Donoghue Calgary, Alberta, Canada	Chief Legal Officer & Senior Vice President, Business Development	Senior Vice President, General Counsel & Corporate Secretary, Agrium
Joni R. Paulus Calgary, Alberta, Canada	General Counsel	Lawyer in private practice
Christopher W. Tworek Calgary, Alberta, Canada	Vice President, Special Projects	Vice President, Supply Management, Agrium
Thomas E. Warner Rio, Illinois, U.S.A.	Vice President, Retail East Region, Agrium; President of Crop Production Services, Inc.	Vice President of Crop Production Services, Inc.
Bruce G. Waterman Calgary, Alberta, Canada	Senior Vice President, Finance & Chief Financial Officer	Same as present
Ron A. Wilkinson Bragg Creek, Alberta, Canada	Senior Vice President, and President, Wholesale Business Unit	Senior Vice President, North America Wholesale, Agrium

Directors and officers as a group beneficially own, or control or direct, directly or indirectly, approximately 361,886 common shares of the Corporation or 0.23 percent of the common shares of the Corporation outstanding as at December 31, 2010.

10.2 CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

No director or executive officer of the Corporation is, as at February 24, 2011, or has been within the ten years prior to February 24, 2011, a director, chief executive officer or chief financial officer of any company (including the Corporation), that:

•	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

•	was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of the above, “order” means any of the following that was in effect for a period of more than thirty consecutive days:

•	a cease trade order;

•	an order similar to a cease trade order; or

•	an order that denied the relevant company access to an exemption under securities legislation.

Except as set out below, no director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

•	is, as at February 24, 2011, or has been within the ten years prior to February 24, 2011, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

•	has, within the ten years before February 24, 2011, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Mr. Lesar served on the Board of Directors of Mirant Corporation (“Mirant”) commencing in 2000. In July 2003, Mirant filed for Chapter 11 bankruptcy proceedings in In re Mirant Corporation, et al., Case #03-46590 (DML) United States Bankruptcy Court of the Northern District of Texas, Ft. Worth Division. The Court approved Mirant’s Plan of Reorganization in December 2005, with an effective date of January 2006. As part of the Plan of Reorganization, Mirant’s management retained a new Board of Directors. Mr. Lesar did not join the new Board of Directors of Mirant, which resulted in his resignation in January 2006.

10.3 CONFLICTS OF INTEREST

To the knowledge of the Corporation, no director or executive officer of the Corporation has an existing or potential conflict of interest with the Corporation or any of its subsidiaries, joint ventures or partnerships.

ITEM 11 – PROMOTERS

During the two most recently completed financial years, no person or company has been a promoter of the Corporation.

ITEM 12 – LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Corporation and a number of unrelated companies are named as defendants in two class action complaints currently consolidated before the United States District Court, Northern District of Illinois. The complaints generally allege that the defendants engaged in anti-competitive activity respecting their potash business. The plaintiffs seek injunctive relief and to recover unspecified amounts of damages. The Corporation believes that the allegations are without merit. At February 24, 2011, the potential exposure of these lawsuits is indeterminable.

On April 14, 1995, the United Nations established the Oil-For-Food Programme (“OFFP”), whereby the Iraqi government was allowed to raise money through the sale of oil. The revenue from the sale of oil was placed into an escrow account, with the Iraqi government allowed to use these funds to purchase food, medical supplies and other humanitarian supplies.

On June 27, 2008 the Iraqi Government filed a civil lawsuit in the U.S. District Court for the Southern District of New York against AWB and 92 other companies who participated in the OFFP, alleging that the defendants participated in an illegal conspiracy with the “former Saddam Hussein regime” to divert funds from the United Nations OFFP escrow account. The lawsuit seeks total damages in excess of $10-billion from the defendants, jointly and severally, as well as treble damages under the U.S. Racketeer Influenced and Corrupt Organizations Act. As to AWB specifically, the lawsuit alleges that AWB unlawfully diverted to the former Saddam Hussein regime more than $232-million from the escrow account established under the OFFP. AWB and a number of other defendants filed a motion to dismiss the complaint in January 2010. At February 24, 2011, the potential exposure is indeterminable.

The Corporation is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Corporation’s favour, the Corporation does not currently believe that the outcome of any pending or threatened proceedings related to these or other matters, or the amounts which the Corporation may be required to pay by reason thereof, would have a material adverse impact on its financial position, results of operations or liquidity.

ITEM 13 – INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, the Corporation confirms that, as of February 24, 2011, there were no directors or executive officers of the Corporation or an associate or affiliate of a director or executive officer of the Corporation with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Corporation.

ITEM 14 – TRANSFER AGENT, REGISTRAR, AND TRUSTEES

The transfer agent and registrar for the Corporation’s common shares:	The trustee for the Corporation’s unsecured notes and debentures:

CIBC Mellon Trust Company	The Bank of New York Mellon
P.O. Box 7010	Bondholder Relations
Adelaide Street Postal Station	111 Sanders Creek Parkway
Toronto, Ontario, Canada, M5C 2W9	East Syracuse, NY, USA, 13057
1-800-387-0825 or 1-416-643-5500	1-800-254-2826

ITEM 15 – INTEREST OF EXPERTS

15.1 NAMES OF EXPERTS

The Consolidated Financial Statements of the Corporation as at and for the year ended December 31, 2010, portions of which are incorporated by reference herein, have been audited by KPMG LLP.

A. Dave Mackintosh, P.Geo., of ADM Consulting Limited, prepared the Vanscoy Technical Report dated November 6, 2009 in accordance with NI 43-101 on behalf of the Corporation.

15.2 INTERESTS OF EXPERTS

As of February 24, 2011, KPMG LLP have confirmed that they are independent with respect to the Corporation (and its associates or affiliates) within the meaning of the Rules of Professional Conduct of Institute of Chartered Accountants of Alberta and within the meaning of U.S. Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

As of February 24, 2011, A. Dave Mackintosh, P.Geo., ADM Consulting Limited and the partners, employees and consultants of ADM Consulting Limited, did not hold any registered or beneficial interests, directly or indirectly, in the securities of the Corporation or its associates or affiliates.

ITEM 16 – AUDIT COMMITTEE

16.1 AUDIT COMMITTEE CHARTER

Attached, as Schedule 16.1, is the Charter for the Corporation’s Audit Committee.

16.2 COMPOSITION OF THE AUDIT COMMITTEE

Members of the Audit Committee are Victor J. Zaleschuk (Chair), Russell K. Girling, David J. Lesar, John E. Lowe and A. Anne McLellan. Each member of the Audit Committee is independent and financially literate.

16.3 RELEVANT EDUCATION AND EXPERIENCE OF MEMBERS OF THE AUDIT COMMITTEE

Name
(Director Since)	Principal Occupation and Full Biography
Mr. Victor J. Zaleschuk
B.Comm., CA
Calgary, Alberta, Canada
(October 3, 2002)

Other Public Directorships

 •   Nexen Inc., an energy company (TSX, NYSE)
 •   Cameco Corporation, a uranium company (TSX, NYSE)
Mr. Zaleschuk is the Board Chair of Cameco Corporation. Mr. Zaleschuk is also the former President and Chief Executive Officer of Nexen Inc. Prior to becoming President of Nexen Inc., Mr. Zaleschuk was a Senior Vice President and Chief Financial Officer of Nexen Inc. Before joining Nexen Inc., Mr. Zaleschuk was a senior financial executive in the energy sector.

Mr. Russell K. Girling B. Comm., M.B.A. (Finance) Calgary, Alberta, Canada (May 9, 2006) Other Public Directorships • TransCanada Corporation, a diversified energy and pipeline company (TSX, NYSE)	Mr. Girling is the President and Chief Executive Officer of TransCanada Corporation, a diversified energy and pipeline company (having been appointed in July 2010), and the former Chief Operating Officer of TransCanada Corporation. Mr. Girling is a former Chairman of each of the Interstate Natural Gas Association of America (INGAA) and the Natural Gas Council (NGC), and a former director of the Canadian Energy Pipeline Association (CEPA). Mr. Girling is the former Board Chair and Chief Executive Officer of TC Pipelines GP, Inc., (the general partner of TC Pipelines, L.P. (a pipeline limited partnership)), a former Board Chair of TransCanada Power, L.P. (now EPCOR Power L.P.), and a former director of Bruce Power Inc. (a nuclear power company). Mr. Girling was previously President, Pipelines, of TransCanada Corporation, President of TransCanada Gas Services, a division of TransCanada Corporation, Executive Vice President, Power of TransCanada Energy, and Executive Vice President, Corporate Development & Chief Financial Officer of TransCanada Corporation. Mr. Girling is also a former director of the Alberta Children’s Hospital Fund.

Name	Principal Occupation and Full Biography
(Director Since)
Mr. David J. Lesar B.Sc., M.B.A., C.P.A. Dubai, United Arab Emirates (May 12, 2010) Other Public Directorships • Halliburton Company, a global oilfield service company (NYSE)	Mr. Lesar is, and has been since 2000, Chairman, President and Chief Executive Officer of Halliburton Company (a global oilfield service company). Mr. Lesar serves on the Board of Directors of the American Petroleum Institute, and is a former director of Lyondell Chemical Company (a chemical manufacturing company), and Mirant Corporation (a power company).

Mr. John E. Lowe
B.Sc. (Finance & Accounting)
Houston, Texas, U.S.A.
(May 12, 2010)

Other Public Directorships
 •   DCP Midstream GP, LLC, the general partner of DCP Midstream Partners L.P., a midstream energy partnership (NYSE)
Mr. Lowe is currently Assistant to the Chief Executive Officer of ConocoPhillips (an integrated energy company), after having been Executive Vice President of Exploration & Production from September 2007 to October 2008, Executive Vice President of Commercial from April 2006 to September 2007, Executive Vice President of Planning, Strategy and Corporate Affairs from August 2002 to April 2006, and has held various executive and managerial positions with ConocoPhillips for more than 25 years. He is currently a director of DCP Midstream, LLC (a midstream energy company) and a former director of Chevron Phillips Chemical Co. LLC (a global petrochemicals company). Mr. Lowe is a member of the Board of Trustees for the Houston Museum of Natural Science, is on the Texas Children’s Hospital West Campus Advisory Council, and is a former director of the National Association of Manufacturers.

Ms. Anne McLellan, P.C
B.A., LL.B, LL.M
Edmonton, Alberta, Canada
(September 28, 2006)

Other Public Directorships
 •   Nexen Inc., an energy company (TSX, NYSE)

 •   Cameco Corporation, a uranium company (TSX, NYSE)
Ms. McLellan, a four-term Member of Parliament for Edmonton Centre, has approximately 30 years of political, policy making, and legal experience. Ms. McLellan served as Deputy Prime Minister from December 2003 to January 2006 and throughout her career has held numerous ministerial posts, including Minister of Natural Resources, Minister of Justice and Attorney General, Minister of Health and the first Minister of Public Safety and Emergency Preparedness. Ms. McLellan is the Distinguished Scholar in Residence at the Institute for United States Policy Studies at the University of Alberta. Ms. McLellan is a director of the Edmonton Regional Airports Authority, a director of Canadian Business for Social Responsibility (CBSR), a member of the TD Securities Energy Advisory Board, Counsel at the law firm of Bennett Jones LLP, and a member of various charitable and community boards. Ms. McLellan taught law at the Universities of New Brunswick and Alberta. Ms. McLellan holds a Bachelor of Arts and a Bachelor of Laws degree from Dalhousie University and a Masters of Law degree from King’s College, University of London.

16.4 PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has delegated to the Chair of the Committee the authority to act on behalf of the Committee between meetings of the Committee with respect to the pre-approval of audit and permitted non-audit services provided by KPMG LLP from time to time. The Chair reports on any such pre-approval at each meeting of the Committee.

16.5 EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The following table sets out the fees billed to us by KPMG LLP and its affiliates for professional services in each of the years ended December 31, 2009 and 2010. During these years, KPMG LLP was the Corporation’s only external auditor.

Category	Year Ended December 31,
	2010	2009
	CAD$	CAD$
Audit Fees(1)	3,079,600	3,310,050
Audit-Related Fees	NIL	NIL
Tax Fees(2)	490,288	251,532
All Other Fees	NIL	NIL

Total	3,569,888	3,561,582

1)	For professional services rendered by KPMG LLP for the audit and review of the Corporation’s financial statements or services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.
2)	For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning with respect to Canadian, U.S. and international jurisdictions; expatriate tax planning services; compliance services relating to exportation tax filings; review and preparation of tax filings; tax advice relating to potential asset and business acquisitions/combinations; and other tax planning, compliance, and transaction services.

ITEM 17 – ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interest of insiders in material transactions, where applicable, is provided in the Corporation’s information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information as provided in the Corporation’s consolidated financial statements and MD&A for its most recently completed financial year.

Additional information relating to Agrium may be found on the Corporation’s website at www.agrium.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

SCHEDULE 16.1

AGRIUM INC.

AUDIT COMMITTEE

CHARTER

PART I

Establishment of Committee

1.	Committee

The Audit Committee (the “Committee”) is established by the Board of Directors primarily for the purpose of overseeing the accounting and financial reporting processes of the Corporation and the reviews and audits of the financial statements of the Corporation.

The Audit Committee shall assist the Board of Directors in fulfilling the Board’s oversight responsibilities by monitoring, among other things:

a)	the quality and integrity of the financial statements and related disclosure of the Corporation;

b)	compliance by the Corporation with legal and regulatory requirements that could have a material effect upon the financial position of the Corporation and that are not subject to the oversight of another committee of the Board;

c)	the independent auditor’s qualifications and independence; and

d)	the performance of the Corporation’s internal audit function and independent auditor.

2.	Composition of Committee

The Committee shall consist of as many members as the Board shall determine, but in any event not fewer than three directors, provided that each member of the Committee shall be determined by the Board to be:

a)	an independent director for the purposes of and pursuant to the Corporation’s Corporate Governance Guidelines;

b)	an “independent” director as defined in and for the purposes of any applicable governance guidelines or listing standards of any stock or securities exchange upon which the securities of the Corporation are from time to time listed;

c)	an “independent” director for the purposes of any applicable corporate, securities or other legislation or any rule, regulation, instrument, policy, guideline or interpretation under such legislation; and

d)	financially literate.

At least one member of the Committee shall have accounting or related financial management experience or expertise. The Committee shall be entitled to take any action at a meeting of the Committee in the absence of such member or members.

No member of the Committee shall serve on the audit committees of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Corporation’s Audit Committee and discloses such determination in the Corporation’s annual management proxy circular.

3.	Appointment of Committee Members

The members of the Committee shall be appointed by the Board on the recommendation of the Corporate Governance & Nominating Committee. The members of the Committee shall be appointed at the time of each annual meeting of Shareholders, and shall hold office until the next annual meeting, or until they are removed by the Board or until they cease to be directors of the Corporation.

PART II

Committee Procedure

4.	Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board on the recommendation of the Corporate Governance & Nominating Committee and shall be filled by the Board if the membership of the Committee is fewer than three directors. The Board may remove and replace any member of the Committee.

5.	Committee Chair

The Board shall appoint a Chair for the Committee.  The Chair may be removed and replaced by the Board.

6.	Absence of Chair

If the Chair is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.

7.	Secretary of Committee

The Committee shall appoint a Secretary who need not be a director of the Corporation.

8.	Regular Meetings

The Chair, in consultation with the Committee members, shall determine the schedule and frequency of the Committee meetings, provided that the Committee shall meet at least quarterly. The Committee at any time may, and at each regularly scheduled Committee meeting shall, meet without management present and shall meet periodically with management, the Manager, Internal Audit, the General Counsel, and the independent auditor. The Committee shall also meet separately with the independent auditor at every regularly scheduled meeting of the Committee at which the independent auditor is present. Any member of the Committee may move the Committee in camera at any time during the course of a meeting, and a record of any decisions made in camera shall be maintained by the Committee Chair.

9.	Special Meetings

The Chair, any two members of the Committee, the Manager, Internal Audit, the independent auditor or the Chief Executive Officer may call a special meeting of the Committee.

10.	Quorum

Three members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

11.	Notice of Meetings

Notice of the time and place of every meeting shall be given in writing or by e-mail or facsimile communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive notice of a meeting and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

12.	Agenda

The Chair shall develop and set the Committee’s agenda, in consultation with other members of the Committee, the Board and management. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

13.	Delegation

The Committee shall have the power to delegate its authority and duties to subcommittees or individual members of the Committee as it deems appropriate.

14.	Access

In discharging its responsibilities, the Committee shall have full access to all books, records, facilities and personnel of the Corporation.

15.	Attendance of Officers at a Meeting

At the invitation of the Chair of the Committee, one or more officers or employees of the Corporation may, and if required by the Committee shall, attend a meeting of the Committee.

16.	Procedure, Records and Reporting

The Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board). Without limiting the foregoing, the Committee shall report to the Board any issues that arise with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements within the Committee’s purview, the performance and independence of the Corporation’s independent auditors, or the performance of the internal audit function.

17.	Outside Consultants or Advisors

The Committee when it considers it necessary or advisable, may retain, at the Corporation’s expense, outside consultants or advisors to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain or terminate such consultants or advisors, including the sole authority to approve the fees and other retention terms for such persons.

PART III

Mandate of Committee

18.	Oversight in Respect of Financial Disclosure and Accounting Practices

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

a)	meet with management and the independent auditor to review and discuss, and to recommend to the Board for approval prior to public disclosure, the audited annual financial statements, including reviewing the specific disclosures in management’s discussion and analysis of financial condition and results of operations;

b)	review, discuss with management and the independent auditor, and recommend to the Board for approval prior to public disclosure:

(i)	the annual information form;

(ii)	the portions of the management proxy circular, for any annual or special meeting of shareholders, containing significant information within the Committee’s mandate;

(iii)	all financial statements included in prospectuses or other offering documents;

(iv)	all prospectuses and all documents which may be incorporated by reference in a prospectus, other than any pricing supplement issued pursuant to a shelf prospectus; and

(v)	any significant financial information respecting the Corporation contained in a material change report.

c)	meet with management and the independent auditor to review and discuss, and to approve prior to public disclosure, the unaudited quarterly financial statements, including reviewing the specific disclosures in management’s discussion and analysis of financial condition and results of operations, and the quarterly interim reports;

d)	review, discuss with management and the independent auditor, and approve prior to public disclosure:

(i)	any unaudited interim financial statements, other than quarterly statements; and

(ii)	any audited financial statements, other than annual statements, required to be prepared regarding the Corporation or its subsidiaries or benefit plans if required to be made publicly available or filed with a regulatory agency;

e)	review and discuss with management and the independent auditor prior to public disclosure:

(i)	each press release that contains significant financial information respecting the Corporation or contains estimates or information regarding the Corporation’s future financial performance or prospects;

(ii)	the type and presentation of information to be included in such press releases (in particular, the use of “pro forma” or “adjusted” non-GAAP information); and

(iii)	financial information and earnings guidance provided to analysts and rating agencies;

provided, however, that such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made) and that the Committee need not discuss in advance each instance in which the Corporation may provide earnings guidance or presentations to rating agencies;

f)	receive and review reports from the Corporation’s Disclosure Committee;

g)	review with management and the independent auditor major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting principles, and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;

h)	based on its review with management and the independent auditor, satisfy itself as to the adequacy of the Corporation’s procedures that are in place for the review of the Corporation’s public disclosure of financial information that is extracted or derived from the Corporation’s financial statements, and periodically assess the adequacy of those procedures;

i)	review with management and the independent auditor (including those of the following that are contained in any report of the independent auditor): (1) any analyses prepared by management or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; (2) all critical accounting policies and practices to be used by the Corporation in preparing its financial statements, (3) all material alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of these alternative treatments, and the treatment preferred by the independent auditor, and (4) other material communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences;

j)	review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures and transactions on the Corporation’s financial statements;

k)	review the plans of management, the independent auditor and the Manager, Internal Audit regarding any significant changes in accounting practices or policies and the financial and accounting impact thereof;

l)	review with management, the independent auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters have been disclosed in the financial statements;

m)	review disclosures by the Corporation’s Chief Executive Officer and Chief Financial Officer during their certification process about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls;

n)	discuss with management the Corporation’s material financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation’s financial risk assessment and financial risk management policies; and

o)	periodically meet with management separately from the Manager, Internal Audit, or the independent auditor to discuss matters within the Committee’s purview.

19.	Oversight in Respect of the Independent Auditor

Subject to confirmation by the independent auditor of its compliance with Canadian and U.S. regulatory registration requirements, the Committee shall be directly responsible (subject to Board confirmation) for the appointment of the independent auditor for the purpose of preparing or issuing any audit report or performing other audit, review or attest services for the Corporation, such appointment to be confirmed by the Corporation’s shareholders at each annual meeting. The Committee shall also be directly responsible (subject to Board confirmation) for the approval of fees to be paid to the independent auditor for audit services, and shall pre-approve the retention of the independent auditor for any permitted non-audit service. The Committee shall also be directly responsible for the retention and oversight of the services of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation. The independent auditor shall report directly to the Committee.

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

a)	review at least annually the independence of the independent auditor, including the independent auditor’s formal written statement of independence delineating all relationships between itself and the Corporation, review all such relationships, and consider applicable auditor independence standards;

b)	consider whether, in order to assure continuing auditor independence, there should be regular rotation of the auditing firm itself;

c)	ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

d)	review at least annually the independent auditor’s written report on its own internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the independent auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with such issues;

e)	review and evaluate the experience, qualifications and performance of the senior members of the audit team of the independent auditor;

f)	evaluate annually the performance of the independent auditor, including the lead partner, taking into account the opinions of management and the Manager, Internal Audit, and report to the Board on its conclusions regarding the independent auditor and its recommendation for appointment of the independent auditor for the purpose of preparing or issuing any report or performing other audit, review, or attest services for the Corporation;

g)	meet with the independent auditor prior to the annual audit to review the planning and staffing of the audit;

h)	review with the independent auditor the adequacy and appropriateness of the accounting policies used in preparation of the financial statements;

i)	periodically meet separately with the independent auditor to review any problems or difficulties that the independent auditor may have encountered and management’s response, specifically:

(i)	any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management; and

(ii)	any changes required in the planned scope of the audit; and

(iii)	the responsibilities, budget, and staffing of the internal audit function; and report to the Board on such meetings;

j)	when applicable, review the annual post-audit or management letter from the independent auditor and management’s response and follow-up in respect of any identified weakness;

k)	inquire regularly of management and the independent auditor whether there have been any significant issues between them regarding financial reporting or other matters and how they have been resolved, and intervene in the resolution if required;

l)	receive and review annually the independent auditor’s report on management’s evaluation of internal controls and procedures for financial reporting;

m)	review the engagement reports of the independent auditor on unaudited financial statements of the Corporation; and

n)	review and approve the Corporation’s hiring policies regarding partners and employees and former partners and employees of the present and former independent auditor, (as more particularly described in Exhibit “A” attached hereto, as may be amended from time to time), including those policies that may have a material impact on the financial statements, pre-approve the hiring of any partner or employee or former partner or employee of the independent auditor who was a member of the Corporation’s audit team during the preceding three fiscal years and, in addition, pre-approve the hiring of any partner or employee or former partner or employee of the independent auditor (within the preceding three fiscal years) for senior positions within the Corporation, regardless whether that person was a member of the Corporation’s audit team.

20.	Oversight in Respect of Audit and Non-Audit Services

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

a)	have the sole authority to pre-approve all audit services (which may entail providing comfort letters in connection with securities underwritings) and all permitted non-audit services, provided that the Committee need not approve in advance non-audit services where:

(i)	the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than 5% of the total amount of revenues paid by the Corporation to the independent auditor during the fiscal year in which the non-audit services are provided; and

(ii)	such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

(iii)	such services are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee;

b)	disclose, through the Corporation’s periodic reports filed with applicable regulatory agencies, the approval by the Committee of a non-audit service to be performed by the independent auditor; and

c)	if the Committee so chooses, delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this section, provided that the decision of any member to whom authority is delegated to pre-approve a service shall be presented to the Committee at its next scheduled meeting.

If the Committee approves an audit service within the scope of the engagement of the independent auditor, such audit service shall be deemed to have been pre-approved for purposes of this section.

21.	Oversight in Respect of the Internal Audit Function

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

a)	review the annual audit plans of the Manager, Internal Audit;

b)	review the significant findings prepared by the Manager, Internal Audit and recommendations issued by any external party relating to internal audit issues, together with management’s response thereto;

c)	monitor compliance with the Corporation’s conflicts-of-interest policies that may have a material impact on the financial statements;

d)	review the adequacy of the resources of the Manager, Internal Audit to ensure the objectivity and independence of the internal audit function;

e)	consult with management on management’s appointment, replacement, reassignment or dismissal of the Manager, Internal Audit;

f)	periodically review executive officers’ expenses and aircraft usage reports; and

g)	ensure that the Manager, Internal Audit has access to the Chair, the Chair of the Board, the Chief Executive Officer, and the Chief Financial Officer, and periodically meet separately with the Manager, Internal Audit to review any problems or difficulties he or she may have encountered and specifically:

(i)	any difficulties that were encountered in the course of the audit work, including restrictions on the scope of activities or access to required information, and any disagreements with management;

(ii)	any changes required in the planned scope of the internal audit; and

(iii)	the internal audit function’s responsibilities, budget and staffing;

and report to the Board on such meetings.

22.	Oversight in Respect of Legal and Regulatory Compliance

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

a)	review with the General Counsel the Corporation’s compliance policies, legal matters, and any reports or inquiries received from regulators or governmental agencies that could have a material effect upon the financial position of the Corporation and that are not subject to the oversight of another committee of the Board;

b)	establish procedures for (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submissions by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

c)	periodically review the Corporation’s public disclosure policy.

23.	Limitations on Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation’s financial statements are complete and accurate or are in accordance with GAAP. These are the responsibilities of management and the independent auditor. The Committee, its Chair, and any of its members who have accounting or related financial management experience or expertise are members of the Board of the Corporation appointed to the Committee to provide broad oversight of the financial risk and control related activities of the Corporation, and are specifically not accountable nor responsible for the day-to-day operation or performance of such activities. A member or members having accounting or related financial management experience or expertise, or being designated as an “audit committee financial expert,” does not impose a higher degree of individual responsibility or obligation on such member. Rather, the role of any such members, like the role of all Committee members, is to oversee the accounting and financial reporting processes and not to certify or guarantee the accuracy or completeness of the internal or external audit of the Corporation’s financial information or public disclosure.

24.	Funding for Audit and Oversight Functions

The Committee shall have the sole authority to determine (subject to Board confirmation as required), and to require the Corporation to fund, (a) appropriate compensation to the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services; (b) appropriate compensation to any advisors to the Committee; and (c) administrative expenses necessary or appropriate to carrying out the Committee’s duties.

25.	Committee Evaluation

The Committee’s performance shall be evaluated regularly, in accordance with a process developed by the Corporate Governance & Nominating Committee and approved by the Board, and the results of that evaluation shall be reported to the Corporate Governance & Nominating Committee and to the Board.

26.	Review of Committee’s Charter

The Committee shall assess the adequacy of this Charter on an annual basis and recommend any changes to the Board.

27.	Non-Exhaustive List

The foregoing list of duties is not exhaustive, and the Committee may, in addition, perform such other functions as may be necessary or appropriate for the performance of its oversight responsibilities.

EXHIBIT “A”

Hiring Policies Regarding Partners and Employees of the Independent Auditor
and Certain of Their Family Members

The hiring of current partners and employees or former partners and employees of the Corporation’s independent auditor or certain of their family members shall be subject to Committee approval in advance of hiring in the following circumstances:

a)	the hiring, for any position within the Corporation, of anyone who has served as a partner or employee of the independent auditor and who was a member of the Corporation’s audit team during any of the preceding three fiscal years; or

b)	the hiring, for a senior position within the Corporation (including any accounting or financial reporting oversight role), of anyone who (i) has served as a partner or employee of the independent auditor during any of the preceding three fiscal years, regardless whether that person was a member of the Corporation’s audit team, or (ii) has served as a partner or employee of the independent auditor and (A) continues to influence the independent auditor’s operations or financial policies, (B) has capital balances in the independent auditor, or (C) has financial arrangements with the independent auditor other than a fully funded retirement plan providing the regular payment of fixed sums; or

c)	the hiring, for any accounting or financial reporting oversight role within the Corporation, of the spouse or spousal equivalent, parent, dependent, nondependent child, or sibling of anyone who, during any of the preceding three fiscal years, has served as a partner or employee of the independent auditor and who (i) was a member of the Corporation’s audit team, (ii) supervised or had direct management responsibility for the audit (including at all successively senior levels through the independent auditor’s chief executive), (iii) evaluated the performance or recommended the compensation of the audit engagement partner, (iv) provided quality control or other oversight of the audit, (v) provided 10 or more hours of non-audit services to the Corporation (or expects so to provide), or (vi) served in the office of the independent auditor in which the lead audit engagement partner primarily practiced in connection with the audit.

In considering whether to approve a proposed hiring under any of the foregoing circumstances, the Committee may take into account any advice by the General Counsel of the Corporation that a proposed hiring is not barred by the independence standards applicable to independent auditors of issuers of securities listed on the Toronto Stock Exchange or the New York Stock Exchange.

The Committee shall review annually a report by the Chief Financial Officer of the Corporation of any hiring during the preceding fiscal year of partners and employees of the Corporation’s independent auditor not falling within the foregoing circumstances, including the identity and position within the Corporation of such hired persons.